FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2003

                               HSBC Holdings plc
                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





             THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED

                     2002 CONSOLIDATED RESULTS - HIGHLIGHTS



* Operating profit before provisions up 0.7 per cent to HK$35,821 million (HK$35,585 million in 2001).



* Pre-tax profit down 2.8 per cent to HK$33,661 million (HK$34,635 million in 2001).



* Attributable profit down 1.5 per cent to HK$25,855 million (HK$26,237 million in 2001).



* Return on average shareholders' funds of 30.0 per cent (30.1 per cent in 2001).



* Assets up 7.2 per cent to HK$1,867.7 billion (HK$1,742.7 billion at the end of 2001).



* Total capital ratio of 12.7 per cent; tier 1 capital ratio of 9.8 per cent (13.0 per cent and 9.5 per cent at 31 December 2001).



* Cost:income ratio of 38.6 per cent (38.2 per cent for 2001).

Comment by David Eldon, Chairman

We have reported an operating profit before provisions for the year of HK$35.8 billion, slightly ahead of 2001. At HK$25.9 billion, attributable profit was 1.5 per cent lower, due to lower levels of investment gains. These results were achieved in a difficult year marked by continuing deflation in Hong Kong and an uncertain recovery across Asia. Highlights of 2002 include:



* Net interest margin was 2.54 per cent, only three basis points lower than in 2001, despite the loss of HK$3.6 billion in net interest income due to lower interest rates and reduced spreads on residential mortgages in Hong Kong.



* Advances to customers grew by 7 per cent. Our market share of loans for use in Hong Kong grew by 1.4 percentage points.



* Pre-tax profit from Personal Financial Services increased by HK$809 million, or 6 per cent, to HK$13.6 billion, and contributed 40 per cent of profit before tax compared to 37 per cent in 2001.



* Wealth Management income amounted to HK$4.6 billion, an increase of 28 per cent. This included the successful sale of over HK$33.6 billion of funds launched by the group in 2002, an increase of 33 per cent. Income from the sale of insurance products grew by HK$508 million, or 31 per cent.



* Despite a near doubling in provisions, the contribution from credit cards continued to grow. Fee income from cards grew by 15 per cent to HK$3.1 billion.



* Corporate, Investment Banking and Markets operating profit before provisions rose by 2 per cent to HK$12.8 billion, with growth in treasury offsetting the impact of narrower spreads on corporate lending and deposits.



* Profit before tax from Commercial Banking was HK$7.5 billion, up 19 per cent, with net releases of debt provisions more than offsetting a 5 per cent decline in operating profit before provisions.



* The cost:income ratio increased marginally to 38.6 per cent from 38.2 per cent in 2001. Staff numbers rose by 579 to 40,687 due to business development and acquisitions. A further 1,312 staff were employed in the Group's service centres in mainland China, with net savings elsewhere.

The outlook for 2003 is characterised by the prospect of continuing deflation in Hong Kong, lack of demand for loans and pressure on margins. Across Asia, the uncertainties of the international situation will continue to constrain growth. Yet despite these challenges, we will continue to focus on our customers, matching products and services to the demands of a changing market.


Results by Line of Business
                                                                     Corporate,
                                                                     Investment
                                        Personal                        Banking
                                       Financial       Commercial           and      Private
Figures in HK$m                         Services          Banking       Markets      Banking        Other        Total
Year ended 31Dec02
Operating profit before
 provisions                             16,978          6,698         12,836             14         (705 )      35,821
Provisions                              (3,438 )          738            571              -         (122 )      (2,251 )
Operating profit                        13,540          7,436         13,407             14         (827 )      33,570
Other                                       42             47              7              -           (5 )          91
Profit on ordinary activities
 before tax                             13,582          7,483         13,414             14         (832 )      33,661
Year ended 31Dec01
Operating profit before
 provisions                             15,121          7,054         12,601            171          638        35,585
Provisions                              (2,381 )         (806 )          892              -          (40 )      (2,335 )
Operating profit                        12,740          6,248         13,493            171          598        33,250
Other                                       33             48            381              -          923         1,385
Profit on ordinary activities
 before tax                             12,773          6,296         13,874            171        1,521        34,635



In Personal Financial Services, pre-tax profit increased by HK$809 million, or
6.3 per cent, to HK$13,582 million, and contributed 40.3 per cent of the group profit before tax, compared with 36.9 per cent in 2001. Net interest income was higher than in 2001, reflecting growth in both lending and deposits in Hong Kong and across the region. Income from wealth management initiatives continued to grow, particularly from sales of unit trusts and insurance products in Hong Kong. Fee income from cards also increased. Operating expenses remained at the same level as 2001. Increased provisions in 2002 principally related to credit cards, particularly in Hong Kong, reflecting the rise in personal bankruptcies, although mortgage provisions were lower. The contribution from credit cards increased in 2002 despite the higher bad debt charge.

In Commercial Banking, profit before tax grew by HK$1,187 million, or 18.9 per cent, to HK$7,483 million. Net interest income was lower as a result of reduced spreads. There was a net release of provisions for bad and doubtful debts, compared with a net charge in 2001, mainly reflecting net releases in the bank in Indonesia, Singapore and Taiwan.

Corporate, Investment Banking and Markets benefited from a substantial increase in net interest income from the group's treasury operations although dealing profits were lower. The contribution from the group's regional treasury activities was 6.5 per cent higher than in 2001. Spreads on corporate lending and deposits were lower in 2002. There was a net release of provisions for bad and doubtful debts although this was lower than in 2001 which benefited from the write-back of provisions against the Olympia and York exposure. As a result, the profit before tax of Corporate, Investment Banking and Markets declined by HK$460 million, or 3.3 per cent, to HK$13,414 million.

The reduction in the pre-tax profit of Private Banking reflects the transfer of a business to another part of the HSBC Group during 2001. Other includes the funding costs for staff housing loans and fixed assets. A deficit of HK$371 million arising on property revaluation was charged to profit and loss in 2002 compared with a deficit of HK$36 million in 2001. 2001 included the gain on disposal of the investment in Modern Terminals.


Consolidated Profit and Loss Account
                                                                                 Year ended              Year ended
Figures in HK$m                                                                     31Dec02                 31Dec01
Interest income                                                                      59,194                  83,586
Interest expense                                                                    (19,549 )               (44,312 )

Net interest income                                                                  39,645                  39,274
Other operating income                                                               18,671                  18,351

Operating income                                                                     58,316                  57,625
Operating expenses                                                                  (22,495 )               (22,040 )

Operating profit before provisions                                                   35,821                  35,585
Provisions for bad and doubtful debts                                                (2,251 )                (2,257 )
Provisions for contingent liabilities
 and commitments                                                                          -                     (78 )

Operating profit                                                                     33,570                  33,250
Profit on tangible fixed assets and
 long-term investments                                                                  377                   1,289
Deficit arising on property revaluation                                                (371 )                   (36 )
Share of profits less losses of
 associated companies                                                                    85                     132

Profit on ordinary activities before tax                                             33,661                  34,635
Tax on profit on ordinary activities                                                 (4,024 )                (4,479 )

Profit on ordinary activities after tax                                              29,637                  30,156
Minority interests                                                                   (3,782 )                (3,919 )

Profit attributable to shareholders                                                  25,855                  26,237

Retained profits brought forward                                                     19,980                  44,818
Change of accounting policy in respect of
 defined benefit retirement schemes                                                     576                       -
As restated                                                                          20,556                  44,818
Exchange and other adjustments                                                          517                    (206 )
Transfer of depreciation to premises
 revaluation reserve                                                                    344                     357
Realisation on disposal of premises and
 investment properties                                                                  109                      62
Ordinary dividends paid in respect of
 the current year                                                                   (14,000 )               (22,263 )
Special interim dividend paid out of the
 bank's retained earnings                                                                 -                 (28,689 )
Ordinary dividends proposed                                                          (3,500 )                     -
Preference dividends payable                                                         (1,302 )                  (336 )
                                                                                    (18,802 )               (51,288 )
Retained profits carried forward                                                     28,579                  19,980


Extract from the Consolidated Balance Sheet
Figures in HK$m                                                                     31Dec02                 31Dec01

Assets
Cash and short-term funds                                                           322,305                  344,637
Placings with banks maturing after one month                                         90,886                  115,702
Certificates of deposit                                                              53,290                   34,468
Hong Kong SAR Government certificates
 of indebtedness                                                                     73,654                   67,344
Securities held for dealing purposes                                                 87,468                   74,384
Long-term investments                                                               350,166                  266,946
Advances to customers                                                               721,775                  674,557
Amounts due from fellow subsidiary
 companies                                                                           22,087                   22,095
Investments in associated companies                                                   1,499                    1,566
Tangible fixed assets                                                                37,988                   40,967
Other assets                                                                        106,606                  100,075
                                                                                  1,867,724                1,742,741
Liabilities
Hong Kong SAR currency notes in circulation                                          73,654                   67,344
Current, savings and other deposit accounts                                       1,473,539                1,378,119
Deposits by banks                                                                    45,545                   47,717
Amounts due to fellow subsidiary companies                                           11,052                   11,417
Amounts due to ultimate holding company                                                 441                      480
Other liabilities                                                                   135,516                  118,847
                                                                                  1,739,747                1,623,924
Capital resources
Loan capital from ultimate holding company                                            2,924                    2,924
Other loan capital                                                                   15,368                   14,828
Minority interests                                                                   17,241                   17,936
Share capital                                                                        44,940                   44,937
Reserves                                                                             44,004                   38,192
Proposed dividends                                                                    3,500                        -
Shareholders' funds                                                                  92,444                   83,129
                                                                                    127,977                  118,817
                                                                                  1,867,724                1,742,741

Consolidated Statement of Changes in Equity
                                                                                  Year ended              Year ended
Figures in HK$m                                                                      31Dec02                 31Dec01

Shareholders' funds at beginning of the year                                          83,129                  90,812

Change of accounting policy in respect of
 defined benefit retirement schemes                                                      576                       -

As restated                                                                           83,705                  90,812

Profit for the year attributable to
 shareholders                                                                         25,855                  26,237

Unrealised deficit on revaluation of premises                                         (1,422 )                (2,035 )

Unrealised deficit on revaluation of
 investment properties                                                                  (183 )                  (178 )

Long-term equity investments
 revaluation reserve
- Deficit on revaluation                                                                (643 )                  (644 )
- Realisation on disposal                                                               (264 )                (1,025 )

New non-cumulative irredeemable
 preference shares issued                                                                  -                  28,679

Dividends                                                                            (15,302 )               (58,288 )
Exchange and other movements                                                             698                    (429 )
Shareholders' funds at end of the year                                                92,444                  83,129

Consolidated Cash Flow Statement
Figures in HK$m                                                                          2002                 2001

Operating activities
Cash generated from operations                                                         38,255               52,194
Interest received on long-term investments                                             11,826               13,052
Dividends received on long-term investments                                               209                  226
Dividends received from associated companies                                              108                   67
Interest paid on loan capital                                                            (918 )             (1,069 )
Dividends paid to minority interests                                                   (3,549 )             (3,548 )
Ordinary dividends paid                                                               (14,000 )            (56,389 )
Preference dividends paid                                                              (1,438 )               (277 )
Taxation paid                                                                          (3,018 )             (3,035 )

Net cash inflow from operating activities                                              27,475                1,221

Investing activities
Purchase of long-term investments                                                    (311,021 )           (328,106 )
Proceeds from sale or redemption of
 long-term investments                                                                229,460              243,596
Purchase of tangible fixed assets                                                      (1,294 )             (1,641 )
Proceeds from sale of tangible fixed assets                                               216                  196
Net cash outflow in respect of acquisition
 of and increased shareholding in
 subsidiary companies                                                                    (176 )               (158 )
Net cash outflow in respect of sale of
 subsidiary companies                                                                       -              (23,541 )
Purchase of business                                                                      (60 )                 (7 )
Purchase of interest in associated company                                                  -                  (18 )
Proceeds from sale of interest in
 associated company                                                                         1                  164

Net cash outflow from investing activities                                            (82,874 )           (109,515 )

Net cash outflow before financing                                                     (55,399 )           (108,294 )

Financing
Issue of non-cumulative irredeemable preference
 share capital                                                                              -               28,679
Issue of loan capital                                                                     308                  676

Net cash inflow from financing                                                            308               29,355

Decrease in cash and cash equivalents                                                 (55,091 )            (78,939 )


Additional Information

1. Net interest income
                                                                              Year-ended                  Year-ended
Figures in HK$m                                                                  31Dec02                     31Dec01
Net interest income                                                               39,645                      39,274
Average interest-earning assets                                                1,561,932                   1,530,941
Net interest spread                                                                 2.42 %                      2.28 %
Net interest margin                                                                 2.54 %                      2.57 %


Net interest income increased by HK$371 million, or 0.9 per cent, compared with 2001, to HK$39,645 million primarily generated by a strong performance from treasury and growth in personal lending. These were substantially offset by a HK$2,490 million lower contribution from net free funds, reflecting lower interest rates, and reduced spreads on home mortgage loans in Hong Kong that led to a HK$1,106 million reduction in net interest income. Despite the continued pressure on mortgage pricing, net interest income from Personal Financial Services grew by HK$833 million, or 4.0 per cent, over 2001. Net interest income from Corporate, Investment Banking and Markets increased by HK$978 million, or
8.5 per cent, mainly in the bank in Hong Kong. This was driven by pre-emptive positioning of the accrual books that continued to benefit from the low interest rate environment, partly offset by lower spreads on corporate lending and deposits. Lower spreads also led to reduced net interest income in Commercial Banking.

Average interest-earning assets increased by HK$31.0 billion, or 2.0 per cent, compared with 2001. Average advances to customers for the group as a whole grew by HK$38.7 billion, or 5.9 per cent, compared with last year. In the bank in Hong Kong, average customer advances grew by 6.1 per cent during 2002 with increases in mortgage loans and credit card advances. Average term lending to corporate and commercial customers was also higher in the bank in Hong Kong despite subdued loan demand in these sectors. In Hang Seng Bank, average advances to customers rose by 1.0 per cent. Average advances to customers in the rest of the Asia-Pacific region grew by HK$21.2 billion, or 14.1 per cent, with strong growth in HSBC Bank Australia as a result of the acquisition of the former NRMA Building Society at the end of 2001 and the unwinding of mortgage securitisations in the building society during 2002. Advances in the bank in Taiwan, Japan, India and New Zealand grew strongly. There was a reduction in average loans to banks of HK$78.7 billion and an increase in average holdings of debt securities of HK$80.6 billion, principally in the bank in Hong Kong and Hang Seng Bank, reflecting the switching of funds to higher yielding assets.

The group's net interest margin of 2.54 per cent for 2002 was three basis points lower than in 2001. Spread widened by 14 basis points compared with 2001, but the contribution from net free funds was 17 basis points lower.

For the bank in Hong Kong, net interest margin narrowed by one basis point compared with 2001 to 2.47 per cent. Spread widened by 13 basis points. The strong treasury performance in 2002 accounted for an improvement of 13 basis points in spread, and higher releases of suspended interest accounted for an improvement of 10 basis points. The increased proportion of higher yielding credit card advances, together with the migration of funds from time deposits to lower cost savings and current accounts, improved spread by eight basis points. These positive factors were partly offset by narrower spreads on foreign currency savings deposits and on Hong Kong dollar deposits, which reduced spread by 14 basis points. Loan refinancing at lower rates and keen market competition led to a further decline in spreads on mortgages which accounted for a reduction of five basis points in spread. The contribution from net free funds reduced by 14 basis points to nine basis points compared with 2001 reflecting substantially lower interest rates in 2002.

In Hang Seng Bank, net interest margin reduced by 10 basis points to 2.46 per cent compared with 2001. Spread improved by eight basis points mainly attributable to higher spreads on debt securities and growth in lower cost savings accounts which improved spread by 11 and five basis points respectively, together with a wider spread on time deposits which accounted for a four basis point improvement. These were partly offset by a 12 basis points reduction due to lower spreads on mortgages, including loans made under the Government Home Ownership Scheme. The fall in average interest rates resulted in a reduction of 18 basis points to 10 basis points in the contribution from net free funds.

Continued price competition in the residential loan market resulted in a further reduction in the average yield on the residential mortgage portfolio, excluding Government Home Ownership Scheme loans and staff loans, in the bank in Hong Kong to 151 basis points below the bank's best lending rate ('BLR') in 2002. This was before accounting for the effect of cash incentive payments and compared with 86 basis points in 2001. Similarly, the average yield on the residential mortgage portfolio in Hang Seng Bank was 149 basis points below BLR in 2002 compared with 84 basis points below BLR in 2001.

In the rest of the Asia-Pacific region, net interest income increased by HK$828 million, or 11.4 per cent, to HK$8,069 million, and contributed 20.4 per cent of the group net interest income, compared with 18.4 per cent in 2001. Net interest margin narrowed by three basis points compared with 2001 to 2.20 per cent. Spread rose by 18 basis points with wider spreads in several countries, including the Philippines and Singapore mainly due to a strong treasury performance. Growth in net interest income was also generated by an increased proportion of higher yielding personal lending in Taiwan. In New Zealand, spread widened mainly attributable to lower cost of funds and a release of suspended interest in respect of a large corporate customer in 2002.

The contribution to the group margin from net free funds fell by 17 basis points compared with 2001 to 12 basis points reflecting substantially lower prevailing average interest rates during 2002.


2. Other operating income
Figures in HK$m
                                                                                       2002                    2001
Dividend income
- Listed investments                                                                    180                     194
- Unlisted investments                                                                   34                      31
                                                                                        214                     225
Fees and commissions
- Account services                                                                    1,206                   1,214
- Credit facilities                                                                   1,403                   1,534
- Import/export                                                                       2,226                   2,193
- Remittances                                                                           915                     856
- Securities/stockbroking                                                             1,551                   1,530
- Cards                                                                               3,137                   2,723
- Other                                                                               4,434                   3,584
Fees and commissions receivable                                                      14,872                  13,634
Fees and commissions payable                                                         (2,402 )                (2,170 )
                                                                                     12,470                  11,464

Dealing profits                                                                       2,481                   3,449

Rental income from investment properties                                                239                     261
Other                                                                                 3,267                   2,952

                                                                                     18,671                  18,351


Analysis of income from dealing in financial instruments

                                                         2002                                   2001
                                                      Dividend                                Dividend
                                                       and net                                 and net
                                         Dealing      interest                   Dealing      interest
Figures in HK$m                          profits        income        Total      profits        income        Total

Foreign exchange                           2,942           130        3,072        2,875            37        2,912
Interest rate derivatives                    553           (67 )        486          713            51          764
Debt securities                           (1,007 )       1,469          462          (78 )         882          804
Equities and other trading                    (7 )           1           (6 )        (61 )           3          (58 )

                                           2,481         1,533        4,014        3,449           973        4,422


Other operating income, excluding dealing profits, increased by HK$1,288 million, or 8.6 per cent, compared with 2001.

Wealth management continued to be the principal driver of growth. Net fee income in Personal Financial Services grew by 15.1 per cent and now accounts for 41.7 per cent of total net fees, against 39.4 per cent in 2001. Income from wealth management initiatives, including total operating income from the insurance business, and commission on sales of unit trust products and on securities transactions executed for personal customers, amounted to some HK$4.6 billion, up 28 per cent on 2001. There was strong growth in revenues earned from sales of unit trusts in both the bank in Hong Kong and in Hang Seng Bank. These included the successful sale of over HK$33.6 billion of funds launched by the group in 2002, representing an increase of 32.7 per cent over 2001, and including over HK$22.1 billion in sales of the group's capital guaranteed funds. Total income from sales of unit trusts and from funds under management for personal customers amounted to HK$1,857 million in 2002 compared with HK$1,315 million in 2001, an increase of 41.2 per cent. Income from the insurance business grew by HK$508 million, or 31.4 per cent, compared with last year, with continued strong growth in individual life insurance premiums and revenues from the Mandatory Provident Fund business. Income from retail securities transactions, however, was lower in 2002.

Fee income from cards grew by HK$414 million, or 15.2 per cent, over 2001 reflecting increases in the bank in Taiwan, Hong Kong, Indonesia, India and Thailand partly offset by a reduction in Hang Seng Bank. The group now has 5.2 million cards in issue following an increase of over 89,000 during the past 12 months.

Fee income from Corporate, Investment Banking and Markets increased by HK$240 million, or 6.1 per cent compared with 2001 mainly due to higher income from structured finance and corporate finance in the bank in Hong Kong.

Income recorded under dealing profits was lower than in 2001, although this was partly offset by increased net interest income on trading instruments, as debt securities used for interest rate trading purposes generated strong net interest income while corresponding derivative positions produced dealing losses in the current low interest rate environment. A further contributor to the dealing losses on debt securities trading was the widening of credit spreads largely as a result of a series of corporate scandals in the US. Foreign exchange dealing profits remained robust during a period of depressed economic activity and thinner trade flows. This was achieved primarily on the back of a strong and growing customer franchise, and the successful marketing of higher-margin derivative products such as currency options, and structures with embedded options. In addition, the group continues to migrate an increasing proportion of client business to electronic dealing channels, improving transaction ease and speed, while simultaneously reducing costs.


3. Operating expenses
Figures in HK$m                                                                        2002                    2001

Staff costs
- Salaries and other costs                                                           11,694                  11,338
- Retirement benefit costs                                                              846                   1,359
                                                                                     12,540                  12,697
Premises and equipment
- Depreciation                                                                        2,058                   2,028
- Rental expenses                                                                     1,070                   1,080
- Other premises and equipment expenses                                               1,600                   1,506
                                                                                      4,728                   4,614

Other                                                                                 5,227                   4,729
                                                                                     22,495                  22,040

Staff numbers by region^                                                         At 31Dec02              At 31Dec01

Hong Kong                                                                            22,949                  23,861
Rest of Asia-Pacific                                                                 17,720                  16,234
Americas/Europe                                                                          18                      13
Total                                                                                40,687                  40,108
^ Full-time equivalent


Operating expenses were HK$455 million, or 2.1 per cent, higher than 2001. Of the increase, HK$212 million was attributable to the acquisition of the former NRMA Building Society made at the end of 2001. The underlying increase in operating expenses, using constant exchange rates, was 0.9 per cent.

Staff costs decreased by HK$157 million, or 1.2 per cent, compared with 2001. In Hong Kong, pension costs were reduced due to lower actuarial charges for local staff defined benefit retirement schemes and as a result of the non-recurrence of a top-up provision to maintain the fully funded position of the local staff retirement benefit scheme in 2001 in Hang Seng Bank. Staff costs in Singapore were lower than in 2001 which included a provision for a voluntary separation scheme. These reductions were partly offset by increases in staff costs as a result of growth in headcount to support business expansion and the full year effect of the acquisition of the former NRMA Building Society made at the end of 2001. Progress continues to be made with the transfer of a wide range of back office functions from operations in Hong Kong to the Group service centres in Guangzhou and Shanghai. These centres now handle processing work such as cross-border and real time gross settlement payments, new account and credit card account opening and customer data maintenance.

The total number of staff in the group increased to 40,687 at 31 December 2002 compared with 40,108 at 31 December 2001, with increases in the Group service centres in Guangzhou and in Shanghai, and in the bank in China and a number of other countries due to business expansion. Headcount in Hong Kong reduced by 912 since the end of 2001. There was also a reduction in Singapore due to outsourcing and the implementation of a voluntary separation scheme. In the Asia-Pacific region outside Hong Kong, eight new branches have been opened during 2002. At the end of 2002 there were 2,310 staff employed in the two mainland China service centres compared with 998 at 31 December 2001.

Operating expenses, other than staff costs, were up 6.6 per cent in 2002 with increased premises and equipment expenses as a result of branch openings and business acquisitions during 2001 and 2002. The increase was also due to higher IT costs, higher spend on HSBC Group marketing initiatives and increased professional fees relating to structured finance transactions.


4. Provisions for bad and doubtful debts
Figures in HK$m                                                                        2002                    2001

Net charge/(release) for bad and doubtful debts
Advances to customers
- Specific provisions
     new provisions                                                                  6,081                   6,399
     releases                                                                       (2,734 )                (3,064 )
     recoveries                                                                       (377 )                  (995 )
                                                                                     2,970                   2,340
- General provisions                                                                  (719 )                   (85 )
                                                                                     2,251                   2,255
Placings with banks maturing after one month
- Net specific provisions                                                                -                       2
Net charge to profit and loss account                                                2,251                   2,257



The net charge for specific provisions in 2002 reflects higher provisions against personal lending, principally on credit cards with the rise in personal bankruptcies in Hong Kong, partly offset by net releases and recoveries from the commercial and corporate loan books.

Provisions relating to credit cards amounted to HK$2,290 million, compared with HK$1,219 million in 2001, and accounted for 77 per cent of the total net specific charge for 2002. Provisions against the Hong Kong mortgage portfolio were lower than in 2001, with a steadily declining level of delinquencies. Elsewhere in the region, provisions for personal lending increased, particularly in the bank in India, Taiwan and Indonesia, reflecting growth in the portfolios and some increase in delinquency rates. The charge for new specific provisions against commercial lending in 2002 fell by 53 per cent compared with 2001 mainly due to a significantly reduced charge in the bank in Indonesia, Singapore, Hong Kong, Taiwan, and Hang Seng Bank. The charge for new specific provisions against lending to corporate customers decreased by 21 per cent with lower charges in the bank in India, Singapore, Hong Kong, the Philippines and Hang Seng Bank partly offset by additional provisions booked in New Zealand and Thailand.


Releases and recoveries were lower compared with 2001 which included the release of long-standing provisions against Olympia and York. There were net recoveries of specific provisions against both commercial and corporate customers in 2002.


There was a net release of HK$719 million of general provisions in 2002. This release reflected a reduction in estimated latent loan losses, which had occurred at the balance sheet date but which had not yet been reflected through the establishment of specific provisions. The estimate of these latent losses reflects the group's historical experience of the rate at which such losses occur and are identified, the structure of the credit portfolio and the economic and credit conditions prevailing at the balance sheet date.


5. Profit on tangible fixed assets and long-term investments

Figures in HK$m                                                                        2002                    2001

Loss on disposal of tangible fixed assets                                               (37 )                   (18 )

Profit on disposal of long-term investments                                             494                   1,441

Provision for impairment of long-term
 investments                                                                            (80 )                  (134 )
                                                                                        377                   1,289


The net profit on disposal of long-term investments was HK$947 million lower than 2001 which included gains on disposal of investments in Modern Terminals and Central Registration.


6. Taxation

The charge for taxation in the consolidated profit and loss account comprises:

Figures in HK$m                                                                         2002                   2001

Hong Kong profits tax                                                                  3,110                  3,473
Overseas taxation                                                                      1,105                  1,055
Deferred taxation                                                                       (225 )                  (59 )
                                                                                       3,990                  4,469

Share of associated companies' taxation                                                   34                     10
                                                                                       4,024                  4,479


The effective rate of tax for 2002 was 12.0 per cent compared to 12.9 per cent in 2001. In 2002, there were releases of general provisions while 2001 benefited from higher tax-free gains on disposals of investments.


7. Dividends
                                                                              2002                       2001
                                                                          HK$          HK$m            HK$          HK$m
                                                                    per share                    per share
Equity
 Ordinary dividends
 - Paid                                                                  2.15        14,000           7.84        50,952
 - Proposed                                                              0.54         3,500              -             -
                                                                         2.69        17,500           7.84        50,952
Non-equity
 Preference dividends payable
 -Cumulative redeemable
 preference shares                                                        230           115            472           236
 - Non-cumulative irredeemable
 preference shares                                                       0.32         1,187           0.03           100
                                                                                     18,802                       51,288


8. Advances to customers
Figures in HK$m                                                                    At 31Dec02             At 31Dec01

Gross advances to customers                                                           738,988                697,702
Suspended interest                                                                     (1,475 )               (2,625 )
                                                                                      737,513                695,077

Specific provisions                                                                   (11,500 )              (15,581 )
General provisions                                                                     (4,238 )               (4,939 )
Total provisions                                                                      (15,738 )              (20,520 )
Net advances to customers                                                             721,775                674,557

Provisions as a percentage of gross advances
 to customers^
Specific provisions                                                                      1.56 %                 2.24 %
General provisions                                                                       0.57 %                 0.71 %
Total provisions                                                                         2.13 %                 2.95 %

^ Gross advances to customers are stated after deduction of interest in suspense.


9. Provisions for bad and doubtful debts against advances to customers
                                                                                                          Suspended
Figures in HK$m                                  Specific            General              Total            interest

At 1 January 2002                                  15,581              4,939             20,520               4,050
Amounts written off                                (7,490 )                -             (7,490 )            (1,838 )
Recoveries of advances written off in
 previous years                                       377                  -                377                   -
Net charge to profit and loss account
 (Note 4)                                           2,970               (719 )            2,251                   -
Interest suspended during the year                      -                  -                  -               1,312
Suspended interest recovered                            -                  -                  -              (1,041 )
Exchange and other adjustments                         62                 18                 80                  11

At 31 December 2002                                11,500              4,238             15,738               2,494


Suspended interest above comprises both suspended interest netted against ' Advances to customers' and suspended interest netted against accrued interest receivable in 'Other assets'.

10. Non-performing advances to customers and provisions

The geographical information shown below, and in notes 11, 12, 13 and 15, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch responsible for advancing the funds.


                                                                        Rest of         Americas/
Figures in HK$m                                   Hong Kong        Asia-Pacific            Europe             Total

Year ended 31Dec02

Bad and doubtful debt charge                          1,921                 330                 -             2,251

At 31Dec02

Advances to customers on which interest is being placed in suspense or on which interest accrual has ceased are as follows:

Gross advances on which interest
- has been placed in suspense                      11,381              7,321                  -              18,702
- accrual has ceased                                2,062              1,940                  4               4,006
Gross non-performing advances^                     13,443              9,261                  4              22,708

Specific provisions                                (5,367 )           (6,129 )               (4 )           (11,500 )
                                                    8,076              3,132                  -              11,208

Specific provisions as a percentage of
 gross non-performing advances                       39.9 %             66.2 %            100.0 %              50.6 %

Gross non-performing advances as a
 percentage of gross advances to
 customers^^                                          2.5 %              4.7 %              0.6 %               3.1 %


Non-performing advances fell by HK$6,391 million, or 22.0 per cent, to HK$22,708 million at 31 December 2002. In Hong Kong, non-performing advances fell by HK$2,373 million principally in the bank in Hong Kong due to a combination of write-offs, repayments and upgrades. In the rest of the Asia-Pacific region, non-performing advances fell by HK$4,018 million mainly in the bank in Indonesia due to the write-off of a number of accounts relating to commercial banking customers, in Singapore due to a combination of upgrades, write-offs and recoveries, and in China largely due to an upgrade of a customer account.


                                                                        Rest of         Americas/
Figures in HK$m                                   Hong Kong        Asia-Pacific            Europe             Total

Year ended 31Dec01
Bad and doubtful debt charge/(release)                1,531                 772               (48 )           2,255

At 31Dec01

Advances to customers on which interest is being placed in suspense or on which interest accrual has ceased are as follows:
Gross advances on which interest
- has been placed in suspense                      14,002             11,952                  -              25,954
- accrual has ceased                                1,814              1,327                  4               3,145
Gross non-performing advances^                     15,816             13,279                  4              29,099

Specific provisions                                (6,678 )           (8,899 )               (4 )           (15,581 )
                                                    9,138              4,380                  -              13,518

Specific provisions as a percentage of
 gross non-performing advances                       42.2 %             67.0 %            100.0 %              53.5 %

Gross non-performing advances as a
 percentage of gross advances to
 customers^^                                          3.0 %              7.8 %             36.4 %               4.2 %


Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely. Non-performing advances may include advances that are not yet more than three months overdue but are considered doubtful. Advances are classified as non-performing as soon as it becomes apparent that full recovery of the advance is unlikely. Except in certain limited circumstances, all advances on which principal or interest is more than three months overdue are classified as non-performing.

The specific provisions are made after taking into account the value of collateral in respect of such advances.

^ Gross non-performing advances to customers are stated after deduction of interest in suspense.

^^ Expressed as a percentage of gross advances to customers after deduction of interest in suspense.


11. Overdue advances to customers
                                                                        Rest of          Americas/
Figures in HK$m                                      Hong Kong     Asia-Pacific             Europe             Total
At 31Dec02
Gross advances to customers which have
 been overdue with respect to either
 principal or interest for periods of ^
- six months or less but over three months              1,896               680                 -             2,576
- one year or less but over six months                  1,847             1,018                 -             2,865
- over one year                                         5,376             4,011                 -             9,387
                                                        9,119             5,709                 -            14,828
Overdue advances to customers as a
 percentage of gross advances to
 customers^^

- six months or less but over three months                0.4 %             0.4 %               -               0.3 %
- one year or less but over six months                    0.3 %             0.5 %               -               0.4 %
- over one year                                           1.0 %             2.0 %               -               1.3 %
                                                          1.7 %             2.9 %               -               2.0 %

Overdue advances to customers (as above)                9,119             5,709                 -            14,828

Less: overdue advances on which
 interest is still being accrued                       (1,509 )            (220 )               -            (1,729 )
Add: advances overdue for periods of
three months or less, or which are
not yet overdue, and on which interest
has been placed in suspense:

- included in rescheduled advances                      4,533             1,121                 4             5,658
- other                                                 1,300             2,651                 -             3,951

Gross non-performing advances (Note 10)                13,443             9,261                 4            22,708

                                                                         Rest of         Americas/
Figures in HK$m                                      Hong Kong      Asia Pacific            Europe             Total
At 31Dec01
Gross advances to customers which have
been overdue with respect to either
principal or interest for periods of^
- six months or less but over three months              2,286               798                 -             3,084
- one year or less but over six months                  2,064             1,636                 -             3,700
- over one year                                         7,352             6,040                 -            13,392
                                                       11,702             8,474                 -            20,176
Overdue advances to customers as a
 percentage of gross advances to
 customers^^

- six months or less but over three months                0.4 %             0.5 %               -               0.5 %
- one year or less but over six months                    0.4 %             1.0 %               -               0.5 %
- over one year                                           1.4 %             3.5 %               -               1.9 %
                                                          2.2 %             5.0 %               -               2.9 %

Overdue advances to customers (as above)               11,702             8,474                 -            20,176

Less: overdue advances on which
interest is still being accrued                          (766 )            (238 )               -            (1,004 )

Add: advances overdue for periods of
three months or less, or which are
not yet overdue, and on which interest
has been placed in suspense:

- included in rescheduled advances                      2,024             1,381                 4             3,409
- other                                                 2,856             3,662                 -             6,518

Gross non-performing advances (Note 10)                15,816            13,279                 4            29,099

^ Gross overdue advances to customers are stated after deduction of interest in suspense.

^^ Expressed as a percentage of gross advances to customers after deduction of interest in suspense.


12. Rescheduled advances to customers
                                                                        Rest of        Americas/
Figures in HK$m                                     Hong Kong      Asia-Pacific           Europe             Total

At 31Dec02

Rescheduled advances to customers ^                     6,496             1,373                4             7,873

Rescheduled advances to customers as a
 percentage of gross advances to
 customers ^^                                             1.2 %             0.7 %            0.6 %             1.1 %

At 31Dec01

Rescheduled advances to customers ^                     3,088             1,588                4             4,680

Rescheduled advances to customers as a
 percentage of gross advances to
 customers ^^                                             0.6 %             0.9 %           36.4 %             0.7 %


Rescheduled advances are those advances which have been restructured or renegotiated because of a deterioration in the financial position of the borrower, or because of the inability of the borrower to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances which have subsequently become overdue for over three months and which are included in overdue advances to customers (Note 11).

At 31 December 2002, rescheduled advances to customers in Hong Kong rose by HK$3.4 billion compared with 31 December 2001 with an increase of HK$1.1 billion in rescheduled residential mortgages principally in the bank in Hong Kong and increased rescheduled advances to corporate customers in both the bank in Hong Kong and Hang Seng Bank.

^ Rescheduled advances are stated after deduction of interest in suspense.

^ Expressed as a percentage of gross advances to customers after deduction of interest in suspense.

13. Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiary companies, to manage associated risks.


                                                                        Rest of         Americas/
Figures in HK$m                                  Hong Kong         Asia-Pacific            Europe             Total

At 31Dec02

Residential mortgages                              185,439               46,017                 -           231,456

Hong Kong SAR Government's Home
 Ownership Scheme and Private Sector
 Participation Scheme and Tenants
 Purchase Scheme mortgages                          56,576                    -                 -            56,576

Other personal                                      41,448               21,643                11            63,102
Total personal                                     283,463               67,660                11           351,134

Commercial, industrial and
 international trade                                79,330               64,504               664           144,498

Commercial real estate                              65,009               18,290                 4            83,303

Other property-related lending                      37,468                6,074                 -            43,542

Government                                           5,610                3,963                 -             9,573

Other commercial                                    51,560               31,306                 -            82,866
Total corporate and commercial                     238,977              124,137               668           363,782

Non-bank financial institutions                     16,027                5,626                 -            21,653

Settlement accounts                                  1,838                  581                 -             2,419
Total financial                                     17,865                6,207                 -            24,072

Gross advances to customers                        540,305              198,004               679           738,988

Suspended interest                                    (904 )               (571 )               -            (1,475 )

Gross advances to customers
 net of suspended interest                         539,401              197,433               679           737,513

Provisions for bad and doubtful debts               (8,882 )             (6,852 )              (4 )         (15,738 )

Net advances to customers                          530,519              190,581               675           721,775


                                                                        Rest of         Americas/
Figures in HK$m                                  Hong Kong         Asia-Pacific            Europe             Total

At 31Dec01

Residential mortgages                              179,919               30,274                 -           210,193

Hong Kong SAR Government's Home
 Ownership Scheme and Private Sector
 Participation Scheme and Tenants
 Purchase Scheme mortgages                          63,335                    -                 -            63,335

Other personal                                      37,536               16,363                 7            53,906
Total personal                                     280,790               46,637                 7           327,434

Commercial, industrial and
 international trade                                75,314               59,517                 -           134,831

Commercial real estate                              66,051               16,830                 4            82,885

Other property-related lending                      36,725                6,993                 -            43,718

Government                                           4,233                4,269                 -             8,502

Other commercial                                    49,502               31,728                 -            81,230
Total corporate and commercial                     231,825              119,337                 4           351,166

Non-bank financial institutions                     12,051                4,954                 -            17,005

Settlement accounts                                  1,547                  550                 -             2,097
Total financial                                     13,598                5,504                 -            19,102

Gross advances to customers                        526,213              171,478                11           697,702

Suspended interest                                  (1,673 )               (952 )               -            (2,625 )

Gross advances to customers
 net of suspended interest                         524,540              170,526                11           695,077

Provisions for bad and doubtful debts              (10,946 )             (9,570 )              (4 )         (20,520 )

Net advances to customers                          513,594              160,956                 7           674,557



Advances to customers increased by HK$47.2 billion, or 7.0 per cent, since December 2001.

Advances in Hong Kong grew by HK$16.9 billion, or 3.3 per cent, since the end of 2001 against a background of intense mortgage price competition and subdued loan demand for corporate lending. In the bank in Hong Kong, advances to customers grew by HK$14.7 billion, or 5.1 per cent during the year, with increases in residential mortgages, lending relating to stock borrowing, trade finance and credit card advances. There was a reduction in lending under the Government Home Ownership Scheme ('GHOS') following the suspension in the second half of 2001 of the sale of new homes under this scheme. Advances in Hang Seng Bank grew by 1.0 per cent since December 2001, with an increase in corporate and commercial loans, mainly in lending to property investment companies and increased working capital financing provided to large corporations in the public utility and civil engineering sectors. In personal lending, increases in residential mortgages and credit card advances were more than offset by a reduction in lending under GHOS. The market share of loans for use in Hong Kong for the HSBC Group as a whole was up by 1.4 per cent over the last 12 months including gains in trade finance, residential mortgages, credit cards and other consumer lending, although the market share of GHOS was lower.

In the rest of the Asia-Pacific region, advances to customers increased by HK$29.6 billion, or 18.4 per cent, since the end of 2001. At constant exchange rates the increase was HK$16.9 billion or 10.5 per cent. Excluding the effect of the weaker Hong Kong dollar, there has been an increase of HK$15.2 billion, or
32.5 per cent, since December 2001 in personal lending as a result of the growth in the personal financial services business in a number of countries. Over the last 12 months, mortgage portfolios have grown by 39.9 per cent at constant exchange rates with a marked increase in HSBC Bank Australia reflecting the acquisition of the former NRMA Building Society in November 2001 and the subsequent unwinding of mortgage securitisations in the building society. Mortgage lending also increased in the bank in Taiwan, Singapore, New Zealand, Korea and India. Card lending has increased by 13.9 per cent at constant exchange rates since the end of 2001 with increases in the bank in Thailand, Indonesia, Singapore, Taiwan and India. Lending to corporate customers rose since the end of 2001 with increases in the bank in Japan, Korea and HSBC Bank Australia partly offset by decreases in Singapore and New Zealand. Commercial lending continued to decline reflecting subdued loan demand in view of the uncertainties in the regional economies, with reductions mainly in the bank in Taiwan.

Total personal lending represented 47.5 per cent of total gross advances to customers at 31 December 2002 compared with 46.9 per cent at 31 December 2001.

14. Analysis of advances to customers by geographical area according to the location of counterparties, after risk transfer


                                                                       Rest of       Americas/
Figures in HK$m                                   Hong Kong       Asia-Pacific          Europe       Others        Total

At 31Dec02

Gross advances to customers, net of
 suspended interest                                 497,925            178,002          58,405        3,181      737,513
Overdue advances to customers                         8,497              5,749             575            7       14,828
Non-performing advances to customers                 11,777              8,961           1,952           18       22,708

At 31Dec01

Gross advances to customers, net of
 suspended interest                                 488,222            157,329          46,752        2,774      695,077
Overdue advances to customers                        11,059              7,649           1,467            1       20,176
Non-performing advances to customers                 13,675             12,309           3,115            -       29,099



15. Analysis of advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA')

The following analysis of advances to customers is based on the categories contained in the 'Quarterly Analysis of Loans and Advances and Provisions' return required to be submitted to the HKMA by branches of the bank and by banking subsidiary companies in Hong Kong and is shown net of suspended interest.


Figures in HK$m                                                                   At 31Dec02             At 31Dec01


Gross advances to customers for use in Hong Kong
Industrial, commercial and financial
Property development                                                                  42,845                 43,770
Property investment                                                                   69,499                 67,588
Financial concerns                                                                     9,813                 10,485
Stockbrokers                                                                             693                    445
Wholesale and retail trade                                                            25,602                 22,231
Manufacturing                                                                          8,622                  9,182
Transport and transport equipment                                                     30,810                 29,950
Others                                                                                43,042                 37,542
                                                                                     230,926                221,193


Figures in HK$m                                                                   At 31Dec02             At 31Dec01
Individuals
Advances for the purchase of flats under the Hong Kong SAR
 Government's Home Ownership Scheme and Private Sector
 Participation and Tenants Purchase Scheme                                            56,576                 63,335
Advances for the purchase of other residential properties                            169,836                163,467
Credit card advances                                                                  19,696                 17,051
Others                                                                                20,700                 19,939
                                                                                     266,808                263,792

Gross advances to customers for use in Hong Kong                                     497,734                484,985

Trade finance                                                                         35,096                 30,910

Gross advances to customers for use outside
 Hong Kong made by branches of the bank
 and subsidiary companies in Hong Kong                                                 6,571                  8,645

Gross advances to customers made by branches of
 the bank and subsidiary companies in Hong Kong                                      539,401                524,540

Gross advances to customers made by branches of the
 bank and subsidiary companies outside Hong Kong
- Rest of Asia-Pacific                                                               197,433                170,526
- Americas/Europe                                                                        679                     11

Gross advances to customers net of suspended interest                                737,513                695,077


An explanation of the significant differences between the categories of advances and their definitions used by the HSBC Group and those used by the HKMA is given on pages 15-16 of the Annual Report and Accounts for 2001.

16. Cross-border exposure

The country risk exposures shown below are prepared in accordance with the Bank of England Country Exposure Report (Form C1) and the HKMA Return of Cross-Border Claims (MA(BS)9) guidelines.

Cross-border claims are on-balance sheet exposures to counterparties based on the location of the counterparties after taking into account the transfer of risk.

The tables show claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims.

Cross-border risk is controlled centrally through a well-developed system of country limits and is frequently reviewed to avoid concentration of transfer, economic or political risk.

                                                 Banks and
                                                     other             Public
                                                 financial             sector
Figures in HK$m                               institutions           entities              Other              Total

At 31Dec02
Americas
United States                                       19,273             47,023             27,185             93,481
Other                                               32,788             18,052             16,975             67,815
                                                    52,061             65,075             44,160            161,296

Europe
United Kingdom                                      66,441                  -             24,222             90,663
Other                                              205,331              6,182             25,357            236,870
                                                   271,772              6,182             49,579            327,533

Asia-Pacific excluding Hong Kong                   106,014             44,570             52,811            203,395

At 31Dec01

Americas
United States                                       21,656             35,497             24,762             81,915
Other                                               37,105             12,202             20,416             69,723
                                                    58,761             47,699             45,178            151,638

Europe
Germany                                             83,839              1,408              1,918             87,165
Other                                              212,484              3,411             31,272            247,167
                                                   296,323              4,819             33,190            334,332

Asia-Pacific excluding Hong Kong                    87,673             45,633             55,276            188,582

17. Current, savings and other deposits

Figures in HK$m                                                                       At 31Dec02             At 31Dec01

Customer accounts
- Current accounts                                                                       150,749                122,638
- Savings accounts                                                                       528,231                469,554
- Other deposit accounts                                                                 710,563                727,776

                                                                                       1,389,543              1,319,968

Certificates of deposit in issue                                                          74,380                 54,329
Other debt securities in issue                                                             9,616                  3,822

                                                                                       1,473,539              1,378,119


In Hong Kong, customer accounts increased by HK$18.1 billion, or 1.7 per cent, since the end of 2001 with the increase principally in the bank in Hong Kong. The HSBC Group in Hong Kong increased by nearly 1 per cent its overall market share of total Hong Kong dollar and foreign currency deposits this year. There was some reduction in personal account balances as customers moved funds to investment products marketed by both the bank and Hang Seng Bank. There was a further movement of funds from time deposits to current and savings accounts in both banks as customers preferred liquidity in an uncertain and low interest rate environment.

In the rest of the Asia-Pacific region, customer accounts increased by HK$52.2 billion, or 22.8 per cent, since the end of 2001. At constant exchange rates the increase was HK$35.0 billion or 15.3 per cent. Customer deposits from commercial and corporate banking businesses increased by 24.4 per cent at constant exchange rates, with increases in the bank in Japan, China, Korea, India, Singapore and HSBC Bank Australia. Customer deposits from corporate customers grew strongly in Taiwan. Deposits from personal customers grew by 6.5 per cent since the end of 2001 in the rest of the Asia-Pacific region with encouraging growth in a number of countries.

The increase in certificates of deposit in issue compared with December 2001 was mainly in the bank in Hong Kong and related to wealth management products launched by the group.

The group's advances-to-deposits ratio improved slightly to 49.0 per cent at 31 December 2002 from 48.9 per cent at 31 December 2001.


18. Reserves
Figures in HK$m                                                                       At 31Dec02             At 31Dec01

Share premium account                                                                      3,895                  3,892
Revaluation reserves
- Premises revaluation reserve                                                             8,267                 10,011
- Investment properties revaluation reserve                                                1,973                  2,138
- Long-term equity investments revaluation
 reserve                                                                                   1,290                  2,171
                                                                                          11,530                 14,320
Retained profits                                                                          28,579                 19,980
                                                                                          44,004                 38,192


19. Contingent liabilities, commitments and derivatives
                                                                                          Credit               Risk-
                                                                   Contract           equivalent            weighted
Figures in HK$m                                                      amount               amount              amount
At 31Dec02
Contingent liabilities
- Acceptances and endorsements                                       16,829                3,773               3,522
- Guarantees                                                         96,698               84,467              35,279
- Other                                                                  29                   29                  29
                                                                    113,556               88,269              38,830
Commitments
- Documentary credits and short-term
 trade-related transactions                                          40,214               10,515               7,837
- Forward asset purchases and forward forward
 deposits placed                                                      9,683                9,683               1,939
- Undrawn formal standby facilities, credit lines
 and other commitments to lend:
- one year and over                                                  51,694               25,847              23,696
- under one year                                                    500,801                    -                   -
                                                                    602,392               46,045              33,472
Exchange rate contracts
- Spot and forward foreign exchange                               1,840,129               36,126               8,634
- Other exchange rate contracts                                     435,160               19,512               5,534
                                                                  2,275,289               55,638              14,168
Interest rate contracts
- Interest rate swaps                                             1,951,825               46,198              11,489
- Other interest rate contracts                                     809,638                3,313                 749
                                                                  2,761,463               49,511              12,238

Other derivative contracts                                            8,231                2,893               1,690

Impact of counterparty netting agreements on
 derivatives' exposure                                                    -              (45,483 )            (9,339 )


                                                                                          Credit               Risk-
                                                                   Contract           equivalent            weighted
Figures in HK$m                                                      amount               amount              amount

At 31Dec01

Contingent liabilities
- Acceptances and endorsements                                       11,148                2,254               2,161
- Guarantees                                                         72,842               62,022              33,004
- Other                                                                  28                   28                  28
                                                                     84,018               64,304              35,193
Commitments
- Documentary credits and short-term
 trade-related transactions                                          34,348                8,208               6,715
- Forward asset purchases and forward forward
 deposits placed                                                      1,441                1,441                 288
- Undrawn formal standby facilities, credit lines
 and other commitments to lend:
- one year and over                                                  49,587               24,793              21,054
- under one year                                                    461,405                    -                   -
                                                                    546,781               34,442              28,057
Exchange rate contracts
- Spot and forward foreign exchange                               1,899,434               37,157               8,812
- Other exchange rate contracts                                     310,080               19,853               5,670
                                                                  2,209,514               57,010              14,482
Interest rate contracts
- Interest rate swaps                                             1,323,477               26,532               6,303
- Other interest rate contracts                                     544,706                  886                 256
                                                                  1,868,183               27,418               6,559

Other derivative contracts                                            2,277                  804                 264

Impact of counterparty netting agreements on
 derivatives' exposure                                                    -              (27,915 )            (5,844 )



The tables above give the nominal contract amounts, credit equivalent amounts and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, from 0 per cent to 50 per cent for exchange rate and interest rate contracts, and from 0 per cent to 100 per cent for other derivative contracts. The group has executed close-out netting agreements with certain counterparties, which allow for positive and negative mark-to-market values on different transactions to be offset and settled by a single payment in the event of default by either party. These have been taken into account in calculating total risk assets.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contract amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivatives arise from futures, forward, swap and option transactions undertaken by the group in the foreign exchange, interest rate and equity markets. The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.


Replacement cost of contracts
Figures in HK$m                                                    At 31Dec02                  At 31Dec01

Exchange rate contracts                                                27,319                      26,969
Interest rate contracts                                                42,034                      24,027
Other derivative contracts                                                236                          21
                                                                       69,589                      51,017
Less: netting adjustments                                             (33,522 )                   (19,773 )
cash collateral received                                               (2,585 )                      (961 )

                                                                       33,482                      30,283

The replacement cost of contracts represents the mark-to-market assets on all contracts with a positive value, i.e. an asset to the group. This comprises the mark-to-market assets on contracts with third parties and fellow subsidiary companies included in the balance sheet in 'Other assets', and on accrual accounted contracts which are not marked-to-market in the balance sheet.

Replacement cost is a close approximation of the credit risk for these contracts as at the balance sheet date. The actual credit risk is measured internally as the sum of positive mark-to-market values and an estimate for the future fluctuation risk, using a future risk factor.

The netting adjustments represent amounts where the group has in place legally enforceable rights of offset with individual counterparties where there is a right to offset the gross amount of positive mark-to-market assets with any negative mark-to-market liabilities with the same customer. These offsets are recognised by the Hong Kong Monetary Authority in the calculation of risk assets for the capital adequacy ratio. Cash collateral received represents amounts specifically held against identifiable transactions which meet the offset criteria.

20. Foreign exchange exposure

The group had the following structural foreign currency exposures which exceeded 10 per cent of the net structural foreign currency exposure in all currencies:


Figures in HK$m                                                                    Net structural position

At 31Dec02

Singapore dollar                                                                                     3,491
United States dollar                                                                               (39,949 )

At 31Dec01

United States dollar                                                                               (39,680 )


The group's US dollar non-structural foreign currency position exceeded 10 per cent of the group's net foreign currency non-structural positions in all currencies and was made up as follows:


                                                                         US$ non-structural position

Figures in HK$m                                                            At 31Dec02            At 31Dec01

Spot assets                                                                   750,581               809,254
Spot liabilities                                                             (650,928 )            (701,270 )
Forward purchases                                                             962,706             1,115,011
Forward sales                                                                (957,646 )          (1,151,384 )
Net options position                                                              (35 )                 306
                                                                              104,678                71,917


21. Reconciliation of operating profit to cash generated from operations

Figures in HK$m                                                                       2002                     2001

Operating profit                                                                    33,570                   33,250
Net interest income                                                                (39,645 )                (39,274 )
Dividend income                                                                       (214 )                   (225 )
Depreciation and amortisation                                                        2,084                    2,032
Provisions for bad and doubtful debts                                                2,251                    2,257
Advances written off net of recoveries                                              (7,113 )                 (6,023 )
Other provisions for liabilities and charges                                           424                      156
Provisions utilised                                                                   (348 )                    (37 )
Interest received                                                                   47,879                   75,687
Interest paid                                                                      (19,311 )                (48,132 )

Net cash inflow from trading activities                                             19,577                   19,691

Change in treasury bills with original term to maturity
 of more than three months                                                         (26,570 )                 25,814
Change in placings with banks maturing after
 one month                                                                          24,816                   24,366
Change in certificates of deposit with original term to
 maturity of more than three months                                                (17,717 )                   (974 )
Change in securities held for dealing purposes                                     (13,084 )                (16,673 )
Change in advances to customers                                                    (42,428 )                (18,013 )
Change in amounts due from fellow subsidiary
 companies                                                                               8                    1,628
Change in other assets                                                             (15,145 )                 20,339
Change in current, savings and other deposit accounts                               95,420                  (17,583 )
Change in deposits by banks                                                         (2,172 )                  9,587
Change in amounts due to fellow subsidiary companies                                  (365 )                  4,126
Change in amounts due to ultimate holding company                                      (39 )                   (115 )
Change in other liabilities                                                         15,129                      731
Exchange adjustments                                                                   825                     (730 )

Cash generated from operations                                                      38,255                   52,194

22. Analysis of cash and cash equivalents
a. Changes in cash and cash equivalents during the year

Figures in HK$m                                                                       2002                     2001

Balance at beginning of the year                                                   314,206                  399,815
Net cash outflow before the effect of
 foreign exchange movements                                                        (55,091 )                (78,939 )
Effect of foreign exchange movements                                                 7,292                   (6,670 )
Balance at end of the year                                                         266,407                  314,206

b. Analysis of balances of cash and cash equivalents as classified in the consolidated balance sheet

Figures in HK$m                                                                       2002                     2001

Cash in hand and current balances with banks                                        29,257                   24,008
Placings with banks                                                                202,452                  236,379
Treasury bills                                                                      32,887                   53,112
Certificates of deposit                                                              1,811                      707
                                                                                   266,407                  314,206

c. Analysis of net outflow of cash and cash equivalents in respect of acquisition of and increased shareholding in subsidiary companies

Figures in HK$m                                                                       2002                     2001

Cash consideration                                                                    (183 )                   (941 )
Cash and cash equivalents acquired                                                       7                      783
                                                                                      (176 )                   (158 )

d. Analysis of net outflow of cash and cash equivalents in respect of sale of subsidiary companies

Figures in HK$m                                                                       2002                     2001

Sale proceeds                                                                            1                      105
Cash and cash equivalents transferred                                                   (1 )                (23,646 )

                                                                                         -                  (23,541 )

23. Segmental analysis

The allocation of earnings reflects the benefits of shareholders' funds to the extent that these are actually allocated to businesses in the segment by way of intra-group capital and funding structures. Common costs are included in segments on the basis of the actual recharges made. Geographical information has been classified by the location of the principal operations of the subsidiary company or, in the case of the bank, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of the group structure, the analysis of profits shown below includes intra-group items between geographical regions.


Profit and loss account
                                                                       Rest of           Americas/
Figures in HK$m                                  Hong Kong        Asia-Pacific              Europe              Total

Year ended 31Dec02

Interest income                                     44,819              16,468                 521             61,808
Interest expense                                   (13,314 )            (8,399 )              (450 )          (22,163 )
Net interest income                                 31,505               8,069                  71             39,645
Dividend income                                        198                  13                   3                214
Fees and commissions receivable                     10,680               4,313                   7             15,000
Fees and commissions payable                        (1,433 )            (1,082 )               (15 )           (2,530 )
Dealing profits                                        675               1,807                  (1 )            2,481
Rental income from investment
 properties                                            238                   1                   -                239
Other                                                3,633                 393                   -              4,026
Operating income                                    45,496              13,514                  65             59,075
Operating expenses                                 (15,830 )            (7,393 )               (31 )          (23,254 )
Operating profit before provisions                  29,666               6,121                  34             35,821
Provisions for bad and doubtful debts               (1,921 )              (330 )                 -             (2,251 )
Provisions for contingent liabilities
 and commitments                                      (106 )               106                   -                  -
Operating profit                                    27,639               5,897                  34             33,570
Profit on tangible fixed assets
 and long-term investments                             375                   2                   -                377
Surplus/(deficit) on property
 revaluation                                          (385 )                14                   -               (371 )
Share of profits less losses of
 associated companies                                   85                   -                   -                 85
Profit on ordinary activities before tax            27,714               5,913                  34             33,661
Tax on profit on ordinary activities                (3,187 )              (829 )                (8 )           (4,024 )
Profit on ordinary activities after tax             24,527               5,084                  26             29,637
Minority interests                                  (3,779 )                (3 )                 -             (3,782 )
Profit attributable to shareholders                 20,748               5,081                  26             25,855


                                                                       Rest of           Americas/
Figures in HK$m                                  Hong Kong        Asia-Pacific              Europe              Total

Year ended 31Dec01

Interest income                                     68,564              18,653                 601             87,818
Interest expense                                   (36,616 )           (11,412 )              (516 )          (48,544 )
Net interest income                                 31,948               7,241                  85             39,274
Dividend income                                        200                  16                   9                225
Fees and commissions receivable                      9,939               3,753                  14             13,706
Fees and commissions payable                        (1,448 )              (786 )                (8 )           (2,242 )
Dealing profits                                      1,422               2,029                  (2 )            3,449
Rental income from investment
 properties                                            259                   2                   -                261
Other                                                3,164                 322                   1              3,487
Operating income                                    45,484              12,577                  99             58,160
Operating expenses                                 (15,924 )            (6,610 )               (41 )          (22,575 )
Operating profit before provisions                  29,560               5,967                  58             35,585
Provisions for bad and doubtful debts               (1,531 )              (774 )                48             (2,257 )
Provisions for contingent liabilities
 and commitments                                        49                (127 )                 -                (78 )
Operating profit                                    28,078               5,066                 106             33,250
Profit on tangible fixed assets and
 long-term investments                               1,270                   4                  15              1,289
Surplus/(deficit) on property
 revaluation                                             4                 (40 )                 -                (36 )
Share of profits less losses of
 associated companies                                  132                   -                   -                132
Profit on ordinary activities before tax            29,484               5,030                 121             34,635
Tax on profit on ordinary activities                (3,512 )              (953 )               (14 )           (4,479 )
Profit on ordinary activities after tax             25,972               4,077                 107             30,156
Minority interests                                  (3,923 )                 4                   -             (3,919 )
Profit attributable to shareholders                 22,049               4,081                 107             26,237

Interest income and interest expense include intra-group interest of HK$2,614 million (2001: HK$4,232 million). Fees and commissions receivable and fees and commissions payable include intra-group fees of HK$128 million (2001: HK$72 million). Other operating income and operating expenses include intra-group items of HK$759 million (2001: HK$535 million).



24. Capital adequacy

The table below sets out an analysis of regulatory capital and capital adequacy ratios for the group.

Figures in HK$m                                                                     At 31Dec02             At 31Dec01

Composition of capital

Tier 1:
Shareholders' funds                                                                     92,444                 83,129
Less: proposed dividends                                                                (3,500 )                    -
property revaluation reserves                                                          (10,240 )              (12,149 )
long-term equity investments
revaluation reserve                                                                     (1,290 )               (2,171 )
term preference shares                                                                  (3,899 )               (3,896 )
goodwill                                                                                  (633 )                 (652 )
Minority interests ^                                                                    14,423                 15,495
Total qualifying tier 1 capital                                                         87,305                 79,756

Tier 2:
Property revaluation reserves (@70%) ^^                                                  7,168                  7,977
Long-term equity investments revaluation
 reserve (@70%)                                                                            904                  1,520
General provisions                                                                       4,238                  4,939
Perpetual subordinated debt                                                             12,282                 12,282
Term subordinated debt                                                                   2,632                  3,082
Term preference shares                                                                   3,899                  3,896
Total qualifying tier 2 capital                                                         31,123                 33,696

Investments in associated companies                                                     (1,499 )               (1,566 )
Investments in unconsolidated subsidiary
 companies                                                                              (2,766 )               (2,200 )
Investments in other banks                                                                (559 )                 (515 )
Total capital                                                                          113,604                109,171

Risk-weighted assets                                                                   895,496                836,946


^ After deduction of minority interests in unconsolidated subsidiary companies.

^^ Balance at 31 December 2001 was capped at 31 December 1998 amount.

The group's capital adequacy ratios adjusted for market risks calculated in accordance with the Hong Kong Monetary Authority Guideline on 'Maintenance of Adequate Capital Against Market Risks' are as follows:


                                                                            At 31Dec02           At 31Dec01

Total capital                                                                    12.7 %                13.0 %

Tier 1 capital                                                                    9.8 %                 9.5 %


The group's capital adequacy ratios calculated in accordance with the provisions of the Third Schedule of the Banking Ordinance which does not take into account market risk are as follows:

Total capital                                                                    12.4 %                12.8 %

Tier 1 capital                                                                    9.5 %                 9.3 %


25. Liquidity ratio

The Banking Ordinance requires banks operating in Hong Kong to maintain a minimum liquidity ratio, calculated in accordance with the provisions of the Fourth Schedule of the Banking Ordinance, of 25 per cent. This requirement applies separately to the Hong Kong branches of the bank and to those subsidiary companies which are Authorised Institutions under the Banking Ordinance in Hong Kong.

                                                                           2002                   2001
The average liquidity ratio for the
 period was as follows:

Hong Kong branches of the bank                                             51.1 %                 54.1 %


26. Property revaluation

The group's premises and investment properties were revalued as at 30 September 2002 and updated for any material changes at 31 December 2002. The basis of the valuation for premises was open market value for existing use or, in the case of one specialised building, depreciated replacement cost. The basis of the valuation for investment properties was open market value. The bases of valuation are unchanged from those used at 31 December 2001.

Premises and investment properties in the Hong Kong SAR, the Macau SAR and mainland China, which represent 89.7 per cent by value of the group's properties subject to valuation, were valued by Chesterton Petty Limited. The valuations were carried out by independent qualified valuers who are members of the Hong Kong Institute of Surveyors. Properties in five countries, which represent 9.3 per cent by value of the group's properties, were valued by different independent professionally qualified valuers. Properties in six other countries, with property portfolios previously valued at less than US$5 million, representing one per cent by value were valued by management.

The property revaluation has resulted in a decrease in the group's revaluation reserves of HK$1,605 million as at 31 December 2002 and a debit to the profit and loss account of HK$371 million in respect of properties where the valuation is below depreciated historical cost.

27. Accounting policies

The accounting policies adopted are consistent with those described in the Annual Report and Accounts for 2001 except for the accounting and disclosure for employee benefits which have been amended in accordance with Hong Kong Statement of Standard Accounting Practice 34 ('HK SSAP 34') on Employee Benefits.

In prior years, contributions to defined benefit schemes were made in accordance with the advice of qualified actuaries so as to recognise the cost of retirement benefits on a systematic basis over the employees' service lives and were charged to the profit and loss account for the year. Following the implementation of HK SSAP 34, the retirement benefit cost of defined benefit schemes charged to the current period profit and loss account is determined by calculating the current service cost, interest cost and expected return on scheme assets in accordance with a set of actuarial assumptions and taking into account the amount of actuarial gains or losses required to be recognised. In addition, in accordance with HK SSAP 34, transitional assets and liabilities in respect of defined benefit schemes as of 1 January 2002, calculated by estimating the amount of future benefit that the employees have earned in return for their service in the prior periods, discounted to present value, and deducting the fair value of the scheme assets, have been recognised through a prior period adjustment.

The effect of the above change in accounting policy was to increase 'Retained profits brought forward' by HK$576 million, being the net amount of transitional assets and liabilities after deducting minority interest at 1 January 2002, and to include defined benefit scheme assets of HK$851 million at 31 December 2002 in 'Other assets'.

28. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

29. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2002 which were approved by the Board of Directors on 3 March 2003 and will be delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The Auditors expressed an unqualified opinion on those statutory accounts in their report dated 3 March 2003. The Annual Report and Accounts for the year ended 31 December 2002, which include the statutory accounts, can be obtained on request from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and may be viewed on our website: www.hsbc.com, on or after 31 March 2003.

30. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.




                               HANG SENG BANK LIMITED

                             2002 RESULTS - HIGHLIGHTS

* Operating profit before provisions down 2.2 per cent to HK$11,255 million (HK$11,503 million in 2001).

* Pre-tax profit down 2.4 per cent to HK$11,242 million (HK$11,514 million in 2001).

* Attributable profit down 1.5 per cent to HK$9,961 million (HK$10,114 million in 2001).

* Return on average shareholders' funds of 22.9 per cent (23.0 per cent in 2001).


* Total assets of HK$474.6 billion (HK$474.8 billion at 31 December 2001).

* Earnings per share down 1.5 per cent to HK$5.21 (HK$5.29 per share in 2001).

* Dividend per share of HK$5.40, including a special interim dividend of HK$0.50 per share (HK$4.90 per share in 2001).

* Total capital ratio of 14.2 per cent (15.3 per cent at 31 December 2001); tier 1 capital ratio of 11.9 per cent (12.3 per cent at 31 December 2001).

* Cost:income ratio of 25.4 per cent (26.3 per cent in 2001).

Hang Seng Bank attributable profit down 1.5 per cent to HK$9,961 million

Hang Seng Bank Limited (the bank) and its subsidiary and associated companies (Hang Seng) reported a profit attributable to shareholders of HK$9,961 million for 2002, a decrease of 1.5 per cent compared with 2001. Earnings per share of HK$5.21 were 1.5 per cent lower than in 2001.

Operating profit before provisions fell by HK$248 million, or 2.2 per cent, to HK$11,255 million. The positive effects of an 8.5 per cent increase in other operating income and a 6.6 per cent reduction in operating expenses were outweighed by a 7.3 per cent reduction in net interest income, mainly attributable to the decline in contribution from net free funds. Operating profit decreased by 3.6 per cent to HK$10,684 million, after accounting for a
34.7 per cent increase in the net charge for bad and doubtful debts. Profit before tax amounted to HK$11,242 million, which was HK$272 million, or 2.4 per cent, lower than 2001, despite the increase in profits on disposal of long-term investments and the inclusion of the bank's share of the value of the long-term assurance business of Hang Seng Life Limited (HSLL).

Total assets of HK$474.6 billion were in line with 31 December 2001. Customer deposits were almost flat with a continued shift of time deposits to savings under the persistently low interest rate environment. Advances to customers grew by 1.0 per cent during 2002, mainly in residential mortgages, corporate lending and trade advances while mortgages under the Government Home Ownership Scheme fell. Investment in debt securities also rose, with funds re-deployed from lower yielding interbank placements.

Shareholders' funds (excluding proposed dividends) declined by HK$2,463 million, or 6.2 per cent, to HK$37,255 million at 31 December 2002. This was mainly attributable to a decrease in retained profits after appropriation, a reduction in the long-term equity investment revaluation reserve due to the disposal of and the fall in fair value of long-term equities, and lower property revaluation reserves reflecting the result of the annual property revaluation exercise.


The return on average total assets was maintained at 2.1 per cent (2.1 per cent in 2001). The return on average shareholders' funds was 22.9 per cent, compared with 23.0 per cent in 2001.

The advances to deposits ratio rose to 54.3 per cent at 31 December 2002 from
53.7 per cent at 31 December 2001, the effect of a modest growth in customer advances against stable customer deposits. Hang Seng continued to maintain a strong liquidity position, with the average liquidity ratio in 2002 (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance) at
44.4 per cent (45.6 per cent in 2001).

The total capital ratio at 31 December 2002 was 14.2 per cent (15.3 per cent at 31 December 2001) and the tier 1 capital ratio was 11.9 per cent (12.3 per cent at 31 December 2001).

The cost:income ratio fell by 0.9 percentage point to 25.4 per cent, compared with 26.3 per cent for 2001.

Second interim and special interim dividend

The Directors have declared a second interim dividend of HK$2.80 per share (HK$2.80 per share for 2001) and a special interim dividend of HK$0.50 per share to mark the bank's 70th anniversary, which will be payable on Thursday, 27 March 2003 to shareholders on the Register of Shareholders as of Thursday, 20 March 2003. Together with the first interim dividend of HK$2.10 per share already paid, the total distribution for 2002 will amount to HK$5.40 per share (HK$4.90 per share for 2001).

Excluding the special interim dividend, which was paid out of retained profits, total dividends for the year represent 94 per cent of the attributable profit for 2002 (93 per cent in 2001). This should not be taken as an indication of future dividend levels.


Comment by David Eldon, Chairman

"Hang Seng's results for 2002 demonstrate resilience in a year marked by continuing deflation in Hong Kong and an economy constrained by a lack of domestic consumption. Attributable profit fell by 1.5 per cent to HK$9,961 million.

"The outlook for the economy in 2003 is clouded by the international political situation. Nonetheless, the performance of Hong Kong will remain export-led, looking to the United States and mainland China for growth impetus. Domestic demand will remain subdued, with continuing deflation, high unemployment and weak asset prices. The banking sector will continue to face the challenges of intense competition, weak loan demand and narrowing margins.

"On the occasion of our 70th anniversary, we renew our commitment to service excellence and enhancing shareholder value. To mark the occasion we have declared a special interim dividend of HK$0.50 per share. In 2003, we shall continue to expand our wealth management business and services for small and medium-sized businesses. We shall increase our presence in the Mainland to meet the demands of our customers."

Contents

The financial information in this news release is based on the audited consolidated accounts of Hang Seng Bank Limited and its subsidiary and associated companies for the year ended 31 December 2002.

Highlights of Results and Chairman's Comment

Contents

Consolidated Profit and Loss Account

Consolidated Balance Sheet

Consolidated Statement of Changes in Equity

Economic Profit

Consolidated Cash Flow Statement

Financial Review

Net interest income

Other operating income

Operating expenses

Provisions for bad and doubtful debts

Profit on tangible fixed assets and long-term investments

Taxation

Earnings per share

Dividends per share

Cash and short-term funds

Placings with banks maturing after one month

Certificates of deposit

Securities held for dealing purposes

Advances to customers

Provisions against advances to customers

Non-performing advances to customers and provisions

Overdue advances to customers

Rescheduled advances to customers

Repossessed assets

Segmental analysis of advances to customers by geographical area

Gross advances to customers by industry sector

Long-term investments

Other assets

Current, savings and other deposit accounts

Deposits from banks

Other liabilities

Shareholders' funds

Capital resources management

Liquidity ratio

Reconciliation of cash flow statement

Contingent liabilities, commitments and derivatives

Segmental analysis

Cross border claims

Additional Information

Accounting policies

Comparative figures

Property revaluation

Market risk

Foreign currency positions

Material related-party transactions

Statutory accounts

Ultimate holding company

Register of shareholders

News release


Consolidated Profit and Loss Account

                                                                                           Year ended 31Dec
Figures in HK$m                                                               2002                      2001

Interest income                                                             14,960                    24,509
Interest expense                                                            (4,155 )                 (12,849 )
Net interest income                                                         10,805                    11,660
Other operating income                                                       4,282                     3,947
Operating income                                                            15,087                    15,607
Operating expenses                                                          (3,832 )                  (4,104 )
Operating profit before provisions                                          11,255                    11,503
Provisions for bad and doubtful debts                                         (571 )                    (424 )
Operating profit                                                            10,684                    11,079
Profit on tangible fixed assets and
 long-term investments                                                         461                       393
Net deficit on property revaluation                                            (36 )                     (14 )
Share of profits of associated companies                                       133                        56
Profit on ordinary activities before tax                                    11,242                    11,514
Tax on profit on ordinary activities                                        (1,266 )                  (1,400 )
Profit on ordinary activities after tax                                      9,976                    10,114
Minority interests                                                             (15 )                      __
Profit attributable to shareholders                                          9,961                    10,114
Retained profits at 1 January
- as previously reported                                                    19,618                    18,732
- arising on change in accounting policies                                    (119 )                      __
- as restated                                                               19,499                    18,732
Transfer of depreciation to
 premises revaluation reserve                                                   94                       100
Realisation on disposal of premises and
 investment properties                                                           9                        42
Exchange adjustments                                                             3                        (2 )
Dividends
- dividends paid in respect of the current year                             (4,015 )                  (4,015 )
- proposed dividends                                                        (6,309 )                  (5,353 )
Retained profits at 31Dec                                                   19,242                    19,618

Figures in HK$

Earnings per share                                                            5.21                      5.29
Dividends per share                                                           5.40                      4.90



Consolidated Balance Sheet

Figures in HK$m                                                          At 31Dec02                 At 31Dec01
Assets
Cash and short-term funds                                                    77,784                    111,099
Placings with banks maturing after one month                                 30,919                     43,666
Certificates of deposit                                                      30,120                     23,203
Securities held for dealing purposes                                          1,198                      2,167
Advances to customers                                                       224,562                    222,436
Amounts due from immediate holding company
 and fellow subsidiary companies                                              7,471                      8,297
Long-term investments                                                        79,169                     43,262
Investments in associated companies                                             672                        774
Tangible fixed assets                                                        10,439                     11,323
Other assets                                                                 12,268                      8,560
                                                                            474,602                    474,787

Liabilities
Current, savings and other deposit accounts                                 413,693                    414,328
Deposits from banks                                                           1,072                      2,622
Amounts due to immediate holding company
 and fellow subsidiary companies                                              1,615                      1,051
Other liabilities                                                            14,214                     11,715
                                                                            430,594                    429,716

Capital resources
Minority interests                                                              444                         __
Share capital                                                                 9,559                      9,559
Reserves                                                                     27,696                     30,159
Proposed dividends                                                            6,309                      5,353
Shareholders' funds                                                          43,564                     45,071
                                                                             44,008                     45,071
                                                                            474,602                    474,787


Consolidated Statement of Changes in Equity

Figures in HK$m                                                         At 31Dec02                At 31Dec01

Shareholders' funds at 1 January
- as previously reported                                                    45,071                    45,937
- change in accounting policies
-- net transitional liabilities on
 defined benefit schemes                                                      (189 )                      __
-- value on long-term assurance business                                       206                        __
-- provision for accumulated paid leave                                       (136 )                      __
                                                                              (119 )                      __
- as restated                                                               44,952                    45,937

Unrealised deficit on revaluation of premises                                 (409 )                    (209 )
Unrealised deficit on revaluation of
 investment properties
- bank and subsidiary companies                                               (270 )                    (211 )
- associated company                                                           (13 )                     (61 )
Long-term equity investment revaluation reserve
- unrealised deficit on revaluation                                           (869 )                    (850 )
- realisation on disposal                                                     (423 )                    (279 )
Exchange adjustments                                                             3                        (2 )
Net losses recognised in shareholders' funds
 for the year                                                               (1,981 )                  (1,612 )
Profit attributable to shareholders for the year                             9,961                    10,114
Dividends paid                                                              (9,368 )                  (9,368 )
Shareholders' funds at 31Dec                                                43,564                    45,071




Economic profit

Economic profit is calculated from profit after tax, adjusted for non-cash items, and takes into account the cost of capital invested by Hang Seng's shareholders. For consistency, the benchmark cost of capital of 15.0 per cent was applied. This is, in Hang Seng management's view, above its true cost of capital under the current low interest rate environment. The trend of economic profits in this analysis shows that Hang Seng continues to create value for its shareholders.

                                                                                            Year ended 31Dec
Figures in HK$m                                                               2002                      2001

Average invested capital                                                    31,698                    31,061

Return on invested capital ^                                                10,083                    10,222
Cost of capital                                                             (4,747 )                  (4,667 )
Economic profit                                                              5,336                     5,555

^ Return on invested capital represents profit after tax adjusted for non-cash items.


Consolidated cash flow statement
                                                                                              Year ended 31Dec
Figures in HK$m                                                                2002                       2001

Net cash inflow/(outflow) from operating activities                           3,504                     (2,853 )

Cash flows from investing activities
Net cash outflow from investment in
 an associated company                                                          (35 )                      (40 )
Purchase of long-term investments                                           (96,052 )                  (43,180 )
Proceeds from sale or redemption of
 long-term investments                                                       61,213                     38,903
Purchase of tangible fixed assets                                              (195 )                     (193 )
Proceeds from sale of tangible fixed assets                                      14                        104
Dividends received from an associated company                                    38                         41
Interest received from long-term investments                                  1,908                      2,258
Dividend received from long-term investments                                     98                         93
Net cash outflow from investing activities                                  (33,011 )                   (2,014 )

Cash flows from financing activities
Dividends paid                                                               (9,368 )                   (9,368 )
Contribution from minority shareholders                                          25                         __
Net cash outflow from financing activities                                   (9,343 )                   (9,368 )
Decrease in cash and cash equivalents                                       (38,850 )                  (14,235 )

Cash and cash equivalents at 1Jan                                           141,103                    157,511
Effect of foreign exchange rate changes                                       3,284                     (2,173 )
Cash and cash equivalents at 31Dec                                          105,537                    141,103


Financial Review


Net interest income
Figures in HK$m                                                               2002                      2001

Net interest income                                                         10,805                    11,660
Average interest-earning assets                                            439,736                   454,937
Net interest spread                                                           2.36 %                    2.28 %
Net interest margin                                                           2.46 %                    2.56 %


Net interest income decreased by HK$855 million, or 7.3 per cent, mainly attributable to the fall in contribution from net free funds due to lower market interest rates. There was a reduction in average interest-earning assets of HK$15.2 billion, or 3.3 per cent, plus a compression in net interest margin of 10 basis points to 2.46 per cent, the net effect of a rise of 8 basis points in net interest spread and a reduction of 18 basis points in the contribution from net free funds.

Net interest spread improved by 8 basis points to 2.36 per cent, which benefited by 11 basis points from improved spreads on the holding of investment securities and gained 5 and 4 basis points respectively from the growth in lower cost savings deposits and a wider spread earned on time deposits. These were partly offset by a further decline in the average yield on the mortgage portfolio (including those under the Government Home Ownership Scheme), which reduced net interest spread by 12 basis points. The contribution from net free funds fell by 18 basis points to 0.10 per cent, which accounted for a reduction of about HK$850 million in net interest income.

As a result of the continued reduction in the pricing of new mortgages and the re-pricing of existing loans, the average yield on the residential mortgage portfolio, excluding Government Home Ownership Scheme mortgages and staff loans, fell from 84 basis points below BLR in 2001 to 149 basis points below BLR in 2002. This was before accounting for the effect of cash incentive payments.


Compared with the first half of 2002, net interest income in the second half of 2002 fell by HK$101 million, or 1.9 per cent, with a 6 basis point fall in net interest margin to 2.43 per cent. Net interest spread decreased by 5 basis points to 2.33 per cent, mainly due to the further decline in the average yield on the mortgage portfolio. The contribution from net free funds was one basis point lower at 0.10 per cent.


Other operating income

Figures in HK$m                                                            2002                        2001

Dividend income
- listed investments                                                         82                          86
- unlisted investments                                                       17                           7
                                                                             99                          93
Fees and commissions
- securities/stockbroking                                                   244                         220
- retail investment funds                                                   700                         370
- insurance                                                                 343                         424
- account services                                                          255                         280
- remittance                                                                128                         123
- cards                                                                     598                         633
- credit facilities                                                         270                         305
- import/export                                                             217                         214
- other                                                                     147                         127
Fees and commissions receivable                                           2,902                       2,696
Fees and commissions payable                                              ( 297 )                      (288 )
                                                                          2,605                       2,408
Dealing profits
- foreign exchange                                                          604                         531
- securities and other trading activities                                    16                          (1 )
                                                                            620                         530
Insurance underwriting                                                      333                         226
Rental income from investment properties                                    225                         245
Other                                                                       400                         445
                                                                          4,282                       3,947


Other operating income rose by HK$335 million, or 8.5 per cent, and contributed
28.4 per cent of total operating income, compared with 25.3 per cent in 2001. Net fees and commissions increased by HK$197 million, or 8.2 per cent, mainly attributable to the increase of HK$330 million, or 89.2 per cent, in fees from the distribution and management of retail investment funds. Insurance fees and commissions fell by HK$81 million, or 19.1 per cent, mainly affected by a reduction in commissions from Mandatory Provident Fund (MPF) services due to higher commissions received from new customers in the previous year. Commissions from credit facilities and card services also decreased by 11.5 per cent and 5.5 per cent respectively.

Dealing profits grew by HK$90 million, or 17.0 per cent, with improvements in foreign exchange income and securities and other trading results. Insurance underwriting profit increased by HK$107 million, or 47.3 per cent, mainly due to consolidation of the underwriting profit of HSLL which became a subsidiary of the bank in November 2002. Other income fell by HK$45 million, or 10.1 per cent, mainly due to lower loan redemption fees.

Income from wealth management services, comprising income from investment (securities broking and related services, investment funds distribution and management, margin trading and private banking) and insurance (underwriting and distribution of life and non-life insurance products and MPF services), grew strongly by 32.6 per cent to HK$1,608 million, indicating increased product cross-selling to customers. It represented 37.6 per cent of total other operating income.


Operating expenses

Figures in HK$m                                                              2002                       2001

Staff costs
- salaries and other costs                                                  1,867                      1,834
- retirement benefit costs                                                    192                        434
                                                                            2,059                      2,268
Depreciation                                                                  352                        386
Premises and equipment
- rental expenses                                                             171                        164
- other                                                                       641                        703
                                                                              812                        867
Other operating expenses                                                      609                        583
                                                                            3,832                      4,104

Cost:income ratio                                                            25.4 %                     26.3 %

Staff numbers (full-time equivalent)                                        7,279                      7,488


Operating expenses fell by HK$272 million, or 6.6 per cent, to HK$3,832 million. Staff costs decreased by HK$209 million, or 9.2 per cent, mainly due to the non-recurrence of a special top-up contribution for the staff retirement benefit scheme made in 2001. Depreciation charges dropped by HK$34 million, or 8.8 per cent, reflecting a lower level of capital expenditure. Premises and equipment expenses decreased by HK$55 million, or 6.3 per cent, attributable to a reduction in IT expenditure after the spending in previous years on the development of e-banking initiatives. Other operating expenses increased by HK$26 million, or 4.5 per cent, mainly in marketing expenditure for the promotion of personal financial services products.

The cost:income ratio fell by 0.9 percentage point to 25.4 per cent, compared with 26.3 per cent for 2001.


Provisions for bad and doubtful debts

Figures in HK$m                                                              2002                      2001
Net charge/(release) for bad and doubtful debts
Advances to customers
Specific provisions
- new provisions                                                            1,231                     1,135
- releases                                                                   (285 )                    (597 )
- recoveries                                                                  (45 )                    (114 )
                                                                              901                       424
General provisions                                                           (330 )                      __
Net charge to profit and loss account                                         571                       424


The net charge for bad and doubtful debts amounted to HK$571 million, an increase of HK$147 million, or 34.7 per cent, compared with the previous year. New and additional specific provisions rose by HK$96 million, or 8.5 per cent, to HK$1,231 million, with the reduction in specific charges for corporate accounts and residential mortgages more than offset by the rise in specific charges for card advances and personal loans due to the rise in personal bankruptcies. Releases and recoveries reduced by HK$381 million, or 53.6 per cent, to HK$330 million, mainly in taxi loans and corporate accounts. There was a release in general provisions of HK$330 million, reflecting a reduction in Hang Seng's estimate of the latent loan losses, which had occurred at the balance sheet date but which had not yet been reflected through the establishment of specific provisions. The estimate of these latent losses reflects Hang Seng's historical experience of the rate at which such losses occur and are identified, the structure of Hang Seng's loan portfolio and the economic and credit conditions prevailing at the balance sheet date.


Profit on tangible fixed assets and long-term investments

Figures in HK$m                                                              2002                       2001
Profit on disposal of long-term equity investments
- realisation of amounts previously recognised in
 revaluation reserves at 1 January                                            528                        365
- loss arising in current year                                               (105 )                      (86 )
                                                                              423                        279
Profit less loss on disposal of held-to-maturity
 debt securities                                                               46                        120
Profit less loss on disposal of tangible fixed assets                           1                          5
Provision for impairment of long-term investments                              (9 )                      (11 )
                                                                              461                        393


Profit on disposal of tangible fixed assets and long-term investments rose by HK$68 million, or 17.3 per cent, to HK$461 million, reflecting increased profits on the disposal of locally-listed equities partly offset by lower profits on the disposal of debt securities.

Taxation


Taxation in the consolidated profit and loss account represents:

Figures in HK$m                                                              2002                       2001

Provision for Hong Kong profits tax                                         1,228                      1,407
Taxation outside Hong Kong                                                      6                          6



Deferred taxation                                                              12                        (21 )
                                                                            1,246                      1,392
Share of associated companies' taxation                                        20                          8


Total charge for taxation                                                   1,266                      1,400

Effective tax rate                                                           11.3 %                     12.2 %


The provision for Hong Kong profits tax was made at 16.0 per cent (the same rate as for 2001) based on an estimate of the assessable profits for the year ended 31 December 2002. Similarly, taxation provisions for subsidiary companies and branches outside the Hong Kong SAR were made at the appropriate rates of taxation prevailing in the countries in which they operate.


The effective tax rate was 11.3 per cent, compared with 12.2 per cent for 2001, mainly due to the increase in non-taxable capital gains on the disposal of locally-listed equities and the release of general debt provisions which is not subject to tax.


Earnings per share


The calculation of earnings per share is based on earnings of HK$9,961 million (HK$10,114 million in 2001) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from 2001).


Dividends per share

                                                                                2002                         2001
                                                                     HK$        HK$m              HK$        HK$m
                                                               per share                    per share

First interim                                                       2.10       4,015             2.10       4,015
Second interim                                                      2.80       5,353             2.80       5,353
Special interim                                                     0.50         956               __          __
                                                                    5.40      10,324             4.90       9,368


Cash and short-term funds

Figures in HK$m                                                         At 31Dec02                 At 31Dec01

Cash in hand and balances with banks
 and other financial institutions                                            3,518                      3,729
Money at call and placings with banks
 maturing within one month                                                  67,170                    101,293
Treasury bills                                                               7,096                      6,077
                                                                            77,784                    111,099

Remaining maturity of treasury bills:
- within three months                                                        5,777                      3,385
- one year or less but over three months                                     1,319                      2,692
                                                                             7,096                      6,077


Placings with banks maturing after one month

Figures in HK$                                                          At 31Dec02                 At 31Dec01

Remaining maturity:
- three months or less but over one month                                   27,996                     29,835
- one year or less but over three months                                     2,923                     13,831
                                                                            30,919                     43,666


Certificates of deposit

Figures in HK$m                                                         At 31Dec02                 At 31Dec01

Remaining maturity:
- three months or less but not repayable on demand                           1,772                      2,395
- one year or less but over three months                                     7,312                      6,096
- five years or less but over one year                                      21,036                     14,705
- over five years                                                               __                          7
                                                                            30,120                     23,203


Securities held for dealing purposes

Figures in HK$m                                                         At 31Dec02                 At 31Dec01

Debt securities by remaining maturity:
- three months or less but not repayable on demand                              97                        662
- one year or less but over three months                                        90                        920
- five years or less but over one year                                         890                        516
- over five years                                                              121                         69
                                                                             1,198                      2,167


Advances to customers

Figures in HK$m                                                         At 31Dec02                 At 31Dec01

Gross advances to customers                                                227,475                    225,926
Specific provisions                                                         (1,805 )                   (2,052 )
General provisions                                                          (1,108 )                   (1,438 )
                                                                           224,562                    222,436

Remaining maturity:
- repayable on demand                                                       11,983                     12,062
- three months or less but not repayable on demand                          18,128                     13,213
- one year or less but over three months                                    21,243                     24,815
- five years or less but over one year                                      84,466                     82,065
- over five years                                                           84,273                     86,789
- overdue for more than one month                                            1,301                        808
- non-performing advances                                                    6,081                      6,174
Gross advances to customers                                                227,475                    225,926
Provisions for bad and doubtful debts                                       (2,913 )                   (3,490 )
                                                                           224,562                    222,436

Included in advances to customers are:
- trade bills                                                                2,180                      1,882
- provisions for bad and doubtful debts                                        (78 )                      (61 )
                                                                             2,102                      1,821


Advances to customers (after deduction of interest in suspense and provisions) recorded a modest growth of HK$2,126 million, or 1.0 per cent, to HK$224.6 billion at 31 December 2002, as loan demand remained subdued under the uncertain economic environment.


Provisions against advances to customers

                                                                                                          Suspended
Figures in HK$m                                        Specific         General           Total            interest

At 1Jan02                                                 2,052           1,438           3,490                 509
Amounts written off                                      (1,193 )            __          (1,193 )              (182 )
Recoveries of advances
 written off in previous years                               45              __              45                  __
Net charge/release to profit and loss
 account                                                    901            (330 )           571                  __
Interest suspended during the year                           __              __              __                 150
Suspended interest recovered                                 __              __              __                 (73 )
At 31Dec02                                                1,805           1,108           2,913                 404


Suspended interest comprises both suspended interest netted against 'Advances to customers' and suspended interest netted against accrued interest receivable in 'Prepayments and accrued income'.


Total provisions as a percentage of gross advances to customers are as follows:


                                                                        At 31Dec02                 At 31Dec01
                                                                                 %                          %
Specific provisions                                                           0.79                       0.91
General provisions                                                            0.49                       0.64
Total provisions                                                              1.28                       1.55


Total provisions as a percentage of gross advances to customers fell to 1.28 per cent at 31 December 2002, compared with 1.55 per cent at the end of 2001. Specific provisions as a percentage of gross advances decreased by 0.12 percentage point to 0.79 per cent, despite the increase in the net charge for specific provisions. The reduction mainly reflects the writing-off of irrecoverable balances and the upgrading of rescheduled advances and doubtful accounts to performing status. General provisions fell by 0.15 percentage point to 0.49 per cent of gross advances to customers, compared with 0.64 per cent at the end of 2001, taking into account the release in general provisions.


Non-performing advances to customers and provisions

Non-performing advances to customers on which interest has been placed in suspense or on which interest has ceased to accrue are as follows:


Figures in HK$m                                                         At 31Dec02                 At 31Dec01

Gross non-performing advances on which interest:
- has been placed in suspense                                                5,767                      6,084
- accrual has ceased                                                           429                        251
                                                                             6,196                      6,335
Suspended interest                                                            (115 )                     (161 )
Gross non-performing advances ^ (page 20)                                    6,081                      6,174
Specific provisions                                                         (1,805 )                   (2,052 )
Net non-performing advances                                                  4,276                      4,122

Specific provisions as a percentage of
 gross non-performing advances ^                                              29.7 %                     33.2 %

Gross non-performing advances ^ as a
 percentage of gross advances to customers                                     2.7 %                      2.7 %

^ Stated after deduction of interest in suspense.


Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Non-performing advances may include advances that are not yet overdue for more than three months but are considered doubtful. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. Specific provisions are made after taking into account the value of collateral held in respect of such advances.


Gross non-performing advances (after deduction of interest in suspense) fell by HK$93 million, or 1.5 per cent, to HK$6,081 million, compared with the end of 2001. The ratio of gross non-performing advances to gross advances to customers was maintained at 2.7 per cent, the same level as at the end of 2001.


Overdue advances to customers


The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:

                                                                       At 31Dec02                 At 31Dec01
                                                                  HK$m          %            HK$m          %
Gross advances to customers ^ which have been
 overdue with respect to either principal or
 interest for periods of:
- six months or less but over three months                         934        0.4           1,338        0.6
- one year or less but over six months                           1,097        0.5             894        0.4
- over one year                                                  2,734        1.2           3,203        1.4
                                                                 4,765        2.1           5,435        2.4

Overdue advances to customers (as above)                         4,765        2.1           5,435        2.4
Less: overdue advances on which interest
 is still being accrued                                         (1,131 )     (0.5 )          (622 )     (0.3 )
Add: advances overdue for periods of three months
 or less, or which are not yet overdue, and
 on which interest has been placed in suspense
- included in rescheduled advances                               1,814        0.8             484        0.2
- other                                                            633        0.3             877        0.4
Gross non-performing advances (page 19)                          6,081        2.7           6,174        2.7


^ Stated after deduction of interest in suspense.


Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the year-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the year-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Rescheduled advances to customers

The amount of rescheduled advances and its expression as a percentage of gross advances to customers are as follows:


                                                                         At 31Dec02                 At 31Dec01
                                                                   HK$m           %           HK$m           %


Rescheduled advances to customers ^                               1,831         0.8            512         0.2




^ Stated after deduction of interest in suspense.


Rescheduled advances are those advances which have been restructured or renegotiated because of deterioration in the financial position of the borrower leading to an inability to meet the original repayment schedule.


Rescheduled advances to customers are stated net of any advances that have subsequently become overdue for over three months and are included in overdue advances to customers (page 20).

Rescheduled advances to customers increased by HK$1,319 million to HK$1,831 million at the year-end, representing 0.8 per cent of gross advances to customers, mainly attributable to a limited number of corporate accounts which have undergone debt restructuring.

Repossessed assets

In the recovery of non-performing advances, the bank may take repossession of the collateral assets through court proceedings or voluntary delivery of possession by the borrowers. In accordance with the bank's accounting policy, specific provisions for non-performing advances are maintained after taking into account the net realisable value of the related collateral which is revalued periodically. Upon repossession of the collateral assets, the advances are adjusted to the net realisable value of the repossessed assets, usually resulting in a partial write-off of the advances against specific provisions. Advances with repossessed collateral assets will continue to be accounted for as customer advances and classified as non-performing. The total value of repossessed assets at 31 December 2002, which mainly related to residential mortgages, amounted to HK$638 million (HK$853 million at 31 December 2001).

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 31 December 2002, over 90 per cent of Hang Seng's advances to customers and the related non-performing advances and overdue advances were classified under the area of Hong Kong (unchanged from the position at 31 December 2001).


Gross advances to customers by industry sector


The analysis of gross advances to customers (after deduction of interest in suspense) by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:


Figures in HK$m                                                        At 31Dec02                 At 31Dec01

Gross advances to customers for
 use in Hong Kong
Industrial, commercial and financial sectors
Property development                                                       19,300                     20,237
Property investment                                                        31,507                     29,403
Financial concerns                                                          2,071                      1,991
Stockbrokers                                                                  219                        115
Wholesale and retail trade                                                  3,941                      3,737
Manufacturing                                                               2,037                      1,683
Transport and transport equipment                                           9,238                      9,687
Other                                                                      19,521                     17,109
                                                                           87,834                     83,962
Individuals
Advances for the purchase of flats under
 the Government Home Ownership Scheme,
 Private Sector Participation Scheme and
 Tenants Purchase Scheme                                                   35,050                     39,295
Advances for the purchase of other
 residential properties                                                    78,518                     77,537
Credit card advances                                                        5,578                      5,262
Other                                                                       6,251                      6,050
                                                                          125,397                    128,144
Total gross advances for use in Hong Kong                                 213,231                    212,106
Trade finance                                                               9,751                      9,434
Gross advances for use outside Hong Kong                                    4,493                      4,386
Gross advances to customers                                               227,475                    225,926

Lending to the industrial, commercial and financial sectors grew by HK$3,872 million, or 4.6 per cent, mainly in lending to property investment companies and the 'Other' sector which includes working capital financing of large corporations in public utility and civil engineering businesses.

Excluding the fall of HK$4,245 million in advances under the Government Home Ownership Scheme which has been suspended and other Government subsidised home purchasing schemes, total lending to individuals rose slightly by HK$1,498 million, or 1.7 per cent. Residential mortgages and credit card advances recorded moderate growth amidst intense market competition. Hang Seng gained market share of total loans and loans for use in Hong Kong in 2002.

Trade finance rose by HK$317 million, or 3.4 per cent, benefiting from the improvement in Hong Kong's re-export trade.


Long-term investments
                                                                             Carrying value
Figures in HK$m                                                         At 31Dec02                At 31Dec01
Held-to-maturity debt securities
Issued by public bodies
- central governments and central banks                                     10,664                     3,324
- other public sector entities                                               9,219                     6,510
                                                                            19,883                     9,834
Issued by other bodies
- banks and other financial institutions                                    40,011                    15,234
- corporate entities                                                        16,960                    14,537
                                                                            56,971                    29,771
                                                                            76,854                    39,605
Equity investments
Issued by corporate entities                                                 2,315                     3,657
                                                                            79,169                    43,262

Held-to-maturity debt securities
- listed in Hong Kong                                                        2,340                       311
- listed outside Hong Kong                                                  19,551                     9,762
                                                                            21,891                    10,073
- unlisted                                                                  54,963                    29,532
                                                                            76,854                    39,605

Equity investments
- listed in Hong Kong                                                        1,603                     2,848
- listed outside Hong Kong                                                      70                        95
                                                                             1,673                     2,943
- unlisted                                                                     642                       714
                                                                             2,315                     3,657

                                                                            79,169                    43,262


Held-to-maturity debt securities are stated at cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of redemption. Equity investments are stated at fair value, less provision for impairment.


Financial review (continued)


Long-term investments (continued)

Investment in held-to-maturity debt securities increased by HK$37.2 billion, or
94.1 per cent, to HK$76.9 billion with funds re-deployed from interbank placings to enhance net interest yield. Over 95 per cent of the held-to-maturity debt securities will mature within five years.

The fair value of the held-to-maturity debt securities at 31 December 2002 amounted to HK$78.0 billion, with an unrealised gain of HK$1.2 billion.

The following table shows the fair value of held-to-maturity debt securities:

                                                                                Fair value

Figures in HK$m                                                          At 31Dec02                At 31Dec01
Held-to-maturity debt securities
Issued by public bodies
- central governments and central banks                                    10,924                      3,401
- other public sector entities                                              9,645                      6,741
                                                                           20,569                     10,142
Issued by other bodies
- banks and other financial institutions                                   40,213                     15,265
- corporate entities                                                       17,241                     14,663
                                                                           57,454                     29,928
                                                                           78,023                     40,070

Held-to-maturity debt securities
- listed in Hong Kong                                                       2,403                        315
- listed outside Hong Kong                                                 19,777                      9,856
                                                                           22,180                     10,171
- unlisted                                                                 55,843                     29,899
                                                                           78,023                     40,070

Maturity analysis of held-to-maturity debt securities:

                                                                               Carrying value

Figures in HK$m                                                          At 31Dec02                At 31Dec01

Remaining maturity:
- three months or less but not repayable on demand                         14,875                      7,892
- one year or less but over three months                                    8,911                      6,087
- five years or less but over one year                                     50,807                     22,930
- over five years                                                           2,261                      2,696
                                                                           76,854                     39,605


Other assets

Figures in HK$m                                                          At 31Dec02                At 31Dec01

Unrealised gains on off-balance sheet interest rate,
 exchange rate and other derivative contracts
 which are marked to market                                                    981                        570
Deferred taxation                                                               21                         34
Items in the course of collection from other banks                           2,886                      2,881
Prepayments and accrued income                                               2,143                      2,294
Long-term assurance assets attributable to
 policy holders                                                              2,897                         __
Other accounts                                                               3,340                      2,781
                                                                            12,268                      8,560

Remaining maturity:
- three months or less                                                       6,929                      6,467
- one year or less but over three months                                       637                      1,048
- five years or less but over one year                                         968                        913
- over five years                                                            3,693                         98
                                                                            12,227                      8,526
- overdue^
 -- six months or less but over three months                                     5                          5
 -- one year or less but over six months                                         9                          7
 -- over one year                                                               27                         22
                                                                                41                         34
                                                                            12,268                      8,560



^Represented mainly by overdue interest receivable included under 'Prepayments and accrued income'.

Other assets increased by HK$3,708 million, or 43.3 per cent, to HK$12,268 million, compared with HK$8,560 million at 31 December 2001. The increase mainly reflects the consolidation of long-term assurance assets attributable to policy holders of HSLL which became a subsidiary of the bank in November 2002.


Current, savings and other deposit accounts

Figures in HK$m                                                          At 31Dec02                At 31Dec01
Customer deposit accounts
- current accounts                                                         36,242                     31,471
- savings accounts                                                        154,476                    141,608
- time and other deposits                                                 206,973                    222,685
Certificates of deposit in issue                                           15,916                     18,564
Other debt securities in issue                                                 86                         __
                                                                          413,693                    414,328

Customer deposit accounts
Repayable on demand                                                       210,351                    186,557
With agreed maturity dates or periods of
 notice, by remaining maturity:
- three months or less but not repayable on demand                        180,380                    198,405
- one year or less but over three months                                    6,701                     10,664
- five years or less but over one year                                        259                        138
                                                                          397,691                    395,764

Certificates of deposit in issue
Remaining maturity:
- three months or less but not repayable on demand                          2,887                      3,888
- one year or less but over three months                                    9,635                      6,667
- five years or less but over one year                                      3,189                      7,644
- over five years                                                             205                        365
                                                                           15,916                     18,564

Other debt securities in issue
Remaining maturity:
- three months or less but not repayable on demand                             48                         __
- one year or less but over three months                                       38                         __
                                                                               86                         __
                                                                          413,693                    414,328


Customer deposits accounts were maintained at HK$397.7 billion at 31 December 2002, with a marginal growth of HK$1.9 billion, or 0.5 per cent, over the previous year-end and no material change in currency mix. Funds continued to shift from time deposits to savings deposits under the persistently low interest rate environment. In 2002, Hang Seng gained market share of total deposits in Hong Kong.

Certificates of deposits and other debt securities in issue fell by HK$2.6 billion to HK$16.0 billion with a lower level of new issues made during the year.


Deposits from banks

Figures in HK$m                                                         At 31Dec02                 At 31Dec01

Repayable on demand                                                            555                      2,406
With agreed maturity dates or periods of
 notice, by remaining maturity:
- three months or less but not repayable
 on demand                                                                     515                        198
- one year or less but over three months                                         2                         18
                                                                             1,072                      2,622


Other liabilities

Figures in HK$m                                                         At 31Dec02                 At 31Dec01

Short positions in securities                                                2,916                      4,648
Unrealised losses on off-balance sheet
 interest rate, exchange rate and
 other derivative contracts which are
 marked to market                                                              832                        520
Current taxation                                                               249                        500
Deferred taxation                                                              104                         __
Items in the course of transmission to
 other banks                                                                 4,629                      3,617
Accruals and deferred income                                                 1,668                      1,522
Provisions for other liabilities and charges                                   313                        268
Long-term liabilities attributable to
 policy holders                                                              2,897                         __
Other                                                                          606                        640
                                                                            14,214                     11,715


Other liabilities increased by HK$2,499 million, or 21.3 per cent, to HK$14.2 billion, compared with HK$11.7 billion at 31 December 2001. The increase was mainly due to the consolidation of long-term liabilities attributable to policy holders of HSLL which became a subsidiary of the bank in November 2002 and an increase in items in the course of transmission to other banks. These were partly offset by a reduction in short positions in securities.


Shareholders' funds

Figures in HK$m                                                          At 31Dec02                At 31Dec01

Share capital                                                               9,559                      9,559
Retained profits                                                           19,242                     19,618
Premises and investment properties
 revaluation reserves                                                       7,324                      8,119
Long-term equity investment revaluation reserve                             1,031                      2,323
Capital redemption reserve                                                     99                         99
Total reserves                                                             27,696                     30,159
                                                                           37,255                     39,718
Proposed dividends                                                          6,309                      5,353
Shareholders' funds                                                        43,564                     45,071

Return on average shareholders' funds                                        22.9 %                     23.0 %


There was no purchase, sale or redemption of the bank's listed securities by the bank or any of its subsidiaries during the year.

Shareholders' funds (excluding proposed dividends) fell by HK$2,463 million, or
6.2 per cent, to HK$37,255 million at 31 December 2002. Retained profits were reduced by HK$376 million, mainly the net effect of the proposed special interim dividend of HK$956 million and the current year profit after appropriation of HK$593 million. Premises and investment properties revaluation reserves fell by HK$795 million as a result of the further decline in the property market. The disposal and decrease in the fair value of long-term equities led to a reduction of HK$1,292 million in the long-term equity investment revaluation reserve.

The return on average shareholders' funds was 22.9 per cent, in line with the
23.0 per cent return in 2001.



Capital resources management


Analysis of capital base and risk-weighted assets

Figures in HK$m                                                          At 31Dec02                At 31Dec01
Capital base
Tier 1 capital
- share capital                                                             9,559                      9,559
- retained profits                                                         18,795                     19,342
- capital redemption reserve                                                   99                         99
- total                                                                    28,453                     29,000

Tier 2 capital
- premises and investment properties
  revaluation reserves                                                      5,153                      5,708
- long-term equity investment revaluation reserve                             705                      1,418
- general provisions                                                        1,108                      1,437
- total                                                                     6,966                      8,563

Unconsolidated investments and other deductions                            (1,376 )                   (1,331 )
Total capital base after deductions                                        34,043                     36,232

Risk-weighted assets
On-balance sheet                                                          222,758                    221,565
Off-balance sheet                                                          16,262                     14,726
Total risk-weighted assets                                                239,020                    236,291
Total risk-weighted assets adjusted for market risk                       239,426                    236,588

Capital adequacy ratios
After adjusting for market risk
- tier 1^                                                                    11.9 %                     12.3 %
- total ^                                                                    14.2 %                     15.3 %

Before adjusting for market risk
- tier 1                                                                     11.9 %                     12.3 %
- total                                                                      14.2 %                     15.3 %


^The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy Manual.

The capital base fell by HK$2,189 million, or 6.0 per cent, due to the proposed special interim dividend to be paid out of retained profit and the fall in premises and investment properties revaluation reserves and long-term equity investment revaluation reserve. Total risk-weighted assets adjusted for market risk rose by HK$2,838 million, or 1.2 per cent, to HK$239.4 billion. The total capital ratio and tier 1 ratio reduced by 1.1 percentage points and 0.4 percentage point respectively.


Liquidity ratio

The average liquidity ratio for the year, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

                                                                             2002                        2001

The bank and its major banking subsidiaries                                  44.4 %                      45.6 %


Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m                                                                2002                      2001

Operating profit                                                             10,684                    11,079
Net interest income                                                         (10,805 )                 (11,660 )
Dividend income                                                                 (99 )                     (93 )
Provisions for bad and doubtful debts                                           571                       424
Depreciation                                                                    352                       386
Amortisation of long-term investments                                           (96 )                    (301 )
Advances written off net of recoveries                                       (1,148 )                  (1,389 )
Interest received                                                            13,068                    24,128
Interest paid                                                                (4,450 )                 (14,391 )
Operating profit before changes in
 working capital                                                              8,077                     8,183
Change in cash and short-term funds                                            (762 )                   9,358
Change in placings with banks
 repayable after three months                                                10,908                     8,818
Change in certificates of deposit                                            (7,022 )                  (6,715 )
Change in securities held for dealing purposes                                  969                     2,332
Change in advances to customers                                              (1,549 )                  (3,953 )
Change in amounts due from immediate holding
 company and fellow subsidiary companies                                      1,281                       820
Change in other assets                                                       (3,737 )                     911
Change in customer deposit accounts                                           1,927                   (19,111 )
Change in debt securities in issue                                           (2,562 )                   3,834
Change in deposits from banks                                                (1,550 )                  (1,180 )
Change in amounts due to immediate holding
 company and fellow subsidiary companies                                        564                      (948 )
Change in other liabilities                                                   2,941                    (5,723 )
Elimination of exchange differences and
 other non-cash items                                                        (5,239 )                     928
Cash generated from operating activities                                      4,246                    (2,446 )
Taxation paid                                                                  (742 )                    (407 )
Net cash inflow/(outflow) from
 operating activities                                                         3,504                    (2,853 )

(b) Analysis of the balances of cash and cash equivalents
Figures in HK$m                                                          At 31Dec02                 At 31Dec01

Cash in hand and balances with banks and
 other financial institutions                                                 3,676                      3,789
Money at call and placings with banks
 maturing within one month                                                   70,562                    104,990
Treasury bills                                                                2,531                      2,274
Placings with banks repayable between
 one to three months                                                         28,720                     29,897
Certificates of deposit                                                          48                        153
                                                                            105,537                    141,103



Contingent liabilities, commitments and derivatives
                                                                                    Credit               Risk-
                                                             Contract           equivalent            weighted
Figures in HK$m                                                amount               amount              amount

At 31Dec02
Contingent liabilities:
Guarantees                                                     13,864              13,717               4,321

Commitments:
Documentary credits and short-term
 trade-related transactions                                     6,982               1,400               1,394
Undrawn formal standby facilities, credit
 lines and other commitments to lend:
- under one year                                               65,110                  __                  __
- one year and over                                            21,565              10,783               9,840
Other                                                              41                  41                  41
                                                               93,698              12,224              11,275

Exchange rate contracts:
Spot and forward foreign exchange                              73,607                 894                 251
Other exchange rate contracts                                  24,104                 261                  55
                                                               97,711               1,155                 306

Interest rate contracts:
Interest rate swaps                                            64,443               1,454                 357
Other interest rate contracts                                   7,969                   8                   2
                                                               72,412               1,462                 359

Other derivative contracts                                        177                   6                   1

                                                                                    Credit               Risk-
                                                             Contract           equivalent            weighted
Figures in HK$m                                                amount               amount              amount

At 31Dec01

Contingent liabilities:
Guarantees                                                     11,802              11,706               3,761

Commitments:
Documentary credits and short-term
 trade-related transactions                                     5,768               1,154               1,151
Undrawn formal standby facilities, credit
 lines and other commitments to lend:
- under one year                                               64,317                  __                  __
- one year and over                                            19,367               9,683               9,257
Other                                                              47                  47                  47
                                                               89,499              10,884              10,455

Exchange rate contracts:
Spot and forward foreign exchange                              98,143               1,066                 249
Other exchange rate contracts                                   7,917                 102                  21
                                                              106,060               1,168                 270

Interest rate contracts:
Interest rate swaps                                            44,446               1,035                 240
Other interest rate contracts                                   6,842                  __                  __
                                                               51,288               1,035                 240

Other derivative contracts                                         __                  __                  __



The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.


Figures in HK$m                                                           At 31Dec02                At 31Dec01
Replacement cost
Exchange rate contracts                                                        485                       310
Interest rate contracts                                                      1,231                       859
Other derivative contracts                                                       1                        __
                                                                             1,717                     1,169


The replacement cost of contracts represents the mark-to-market assets on all contracts (including non-trading contracts) with a positive value and which have not been subject to any bilateral netting arrangement.

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business segment information, which is more relevant to Hang Seng in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective segments and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the 'Other' segment and inter-segment expenses for the respective business segments.

(a) By business segment

Hang Seng comprises five business segments. Personal financial services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including insurance and investment) to personal customers. Commercial banking manages middle market and smaller corporate relationships and provides trade-related financial services. Corporate and institutional banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the bank and other market risk positions arising from banking activities. Other mainly represents management of shareholders' funds and investments in premises, investment properties and long-term equities.

Personal financial services reported a growth of 6.6 per cent in profit before tax, compared with the previous year. Despite the continued fall in the average mortgage portfolio yield and the contraction of the Government Home Ownership Scheme mortgage portfolio, net interest income only recorded a marginal fall of
1.7 per cent, benefiting from the continued shift of customer deposits to lower cost savings accounts. Other operating income rose by 16.8 per cent. Wealth management services remained the main growth driver with investment services and insurance income growing by 53.2 per cent and 25.5 per cent respectively. Sales of retail investment funds, including the popular Hang Seng Investment Series, increased by 46.7 per cent. Total funds under management by Hang Seng's asset management and private banking business units grew by HK$15.2 billion, or 60.1 per cent, to HK$40.6 billion at 31 December 2002.

Commercial banking recorded a decrease of 6.9 per cent in profit before tax. Despite satisfactory loan growth of 13.1 per cent, mainly in trade finance and other lending to the manufacturing sector, net interest income suffered from the compression in lending and deposit spreads. The operating result was also affected by a reduction in Mandatory Provident Fund services income due to higher commissions received from new customers in the previous year.

Corporate and institutional banking recorded a decline of 4.9 per cent in profit before tax. The operating result was affected by the compression in corporate lending spreads, a fall in customer deposits and a reduction in credit facilities income.

Treasury reported a growth of 2.9 per cent in profit before tax. Net interest income rose by 3.8 per cent as more funds were re-deployed from interbank placings to capital market investments for enhancement of interest yield, while the fixed rate debt securities portfolio continued to benefit under a low interest rate environment. Other operating income increased by 25.9 per cent, mainly in foreign exchange income and securities and other trading. Profit on disposal of debt securities from the accrual portfolio, however, was lower.

Other showed a decline of 24.7 per cent in profit before tax, mainly attributable to the substantial reduction in free funds contribution following the further decline in market interest rates. This was only partly offset by an increase in profits on disposal of long-term equities.


                            Personal                   Corporate &                                 Inter-
                           financial     Commercial  institutional                                segment
Figures in HK$m             services        banking        banking     Treasury      Other    elimination       Total

Year ended 31Dec2002

Income and expenses

Net interest income             6,583          1,023            640       1,731        828             __     10,805
Operating income                2,422            881            253         350        376             __      4,282
Inter-segment income               __             __             __          __        408           (408 )       __
Total operating income          9,005          1,904            893       2,081      1,612           (408 )   15,087
Operating expenses ^           (2,450 )         (803 )         (111 )      (132 )     (336 )           __     (3,832 )
Inter-segment expenses           (327 )          (67 )           (8 )        (6 )       __            408         __
Operating profit before
 provisions                     6,228          1,034            774       1,943      1,276             __     11,255
Provisions for bad and
 doubtful debts                  (785 )           48            166          __         __             __       (571 )
Operating profit                5,443          1,082            940       1,943      1,276             __     10,684
Profit on tangible fixed
 assets and long-term
 investments                       21             28             __          45        367             __        461
Net deficit on property
 revaluation                       __             __             __          __        (36 )           __        (36 )
Share of profits of
 associated companies              88             __             __          __         45             __        133
Profit on ordinary
activities
 before tax                     5,552          1,110            940       1,988      1,652             __     11,242

Operating profit
excluding
 inter-segment                  5,770          1,149            948       1,949        868             __     10,684
transactions

^Including depreciation          (125 )          (22 )           (3 )        (2 )     (200 )           __       (352 )

At 31Dec02

Total assets                  137,762         25,937         64,783     222,879     23,241             __    474,602
Total liabilities             317,076         70,538         11,746       8,360     22,874             __    430,594
Investments in
 associated companies              __             __             __          __        672             __        672
Capital expenditure
 incurred during the year         120             21              4           2         48             __        195

                            Personal                  Corporate &                                  Inter-
                           financial    Commercial  institutional                                 segment
Figures in HK$m             services       banking        banking    Treasury         Other   elimination       Total

Year ended
31Dec01

Income and expenses

Net interest income           6,700         1,108            732       1,667         1,453            __      11,660
Operating income              2,073           907            288         278           401            __       3,947
Inter-segment income             __            __             __          __           415          (415 )        __
Total operating income        8,773         2,015          1,020       1,945         2,269          (415 )    15,607
Operating expenses ^         (2,691 )        (825 )         (104 )      (119 )        (365 )          __      (4,104 )
Inter-segment expenses         (324 )         (75 )           (9 )        (7 )          __           415          __
Operating profit before
 provisions                   5,758         1,115            907       1,819         1,904            __      11,503
Provisions for bad and
 doubtful debts                (573 )          38             81          __            30            __        (424 )
Operating profit              5,185         1,153            988       1,819         1,934            __      11,079
Profit on tangible fixed
 assets and long-term
 investments                     17            39             __         113           224            __         393
Net deficit on property
 revaluation                     __            __             __          __           (14 )          __         (14 )
Share of profits of
 associated companies             7            __             __          __            49            __          56
Profit on ordinary
activities
 before tax                   5,209         1,192            988       1,932         2,193            __      11,514

Operating profit
excluding
 inter-segment                5,509         1,228            997       1,826         1,519            __      11,079
transactions

^Including                     (136 )         (33 )           (3 )        (2 )      (212 )            __        (386 )
depreciation

At 31Dec01

Total assets                136,233        22,692         63,108     226,656        26,098            __     474,787
Total liabilities           308,404        69,101         16,412      10,022        25,777            __     429,716
Investments in
 associated companies            89            __             __          __           685            __         774
Capital expenditure
 incurred during the            114            20              1           3            55            __         193
year



(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m                                       Hong Kong       Americas          Other          Total

Year ended 31Dec02

Income and expenses

Total operating income                                  13,293           1,721             73         15,087
Profit on ordinary activities before tax                 9,474           1,699             69         11,242

At 31Dec02

Total assets                                           394,113          72,359          8,130        474,602
Total liabilities                                      415,857           9,444          5,293        430,594
Capital expenditure incurred
 during the year                                           187               1              7            195
Contingent liabilities and commitments                 106,470              __          1,092        107,562

Year ended 31Dec01

Income and expenses

Total operating income                                  14,227          1,307             73         15,607
Profit on ordinary activities before tax                10,097          1,261            156         11,514


At 31Dec01

Total assets                                           370,489         98,145          6,153        474,787
Total liabilities                                      415,739         10,068          3,909        429,716
Capital expenditure incurred
 during the year                                           190              1              2            193
Contingent liabilities and commitments                 100,704             __            597        101,301



Cross border claims

Cross border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross border claims are shown as follows:

                                                        Banks &
                                                          other         Public
                                                      financial         sector
Figures in HK$m                                    institutions       entities          Other          Total

At 31Dec02

Asia-Pacific excluding Hong Kong
- Australia                                            19,259           2,819          2,265          24,343
- other                                                24,228             841          3,175          28,244
                                                       43,487           3,660          5,440          52,587
The Americas
- Canada                                               11,105           7,699            440          19,244
- other                                                 6,136           4,557          7,199          17,892
                                                       17,241          12,256          7,639          37,136
Western Europe
- Germany                                              21,349           1,312            548          23,209
- United Kingdom                                       22,623              __          4,051          26,674
- other                                                47,654           2,557          2,810          53,021
                                                       91,626           3,869          7,409         102,904

At 31Dec01

Asia-Pacific excluding Hong Kong
- Australia                                            17,850           1,260          1,691          20,801
- other                                                33,442           2,283          2,707          38,432
                                                       51,292           3,543          4,398          59,233
The Americas
- Canada                                               15,982           3,752            349          20,083
- other                                                 6,737           1,343          7,538          15,618
                                                       22,719           5,095          7,887          35,701
Western Europe
- Germany                                              25,136             954              2          26,092
- United Kingdom                                       20,465              __          1,903          22,368
- other                                                54,393           1,617          2,298          58,308
                                                       99,994           2,571          4,203         106,768


Additional information

1. Accounting policies

This news release has been prepared on a basis consistent with the accounting policies adopted in the 2001 financial statements except for the following.

Accounting for employee benefits

(a) Defined benefit schemes

In prior years, contributions to defined benefit schemes were made in accordance with the advice of qualified actuaries so as to recognise the cost of retirement benefits on a systematic basis over the employees' service lives and were charged to the profit and loss account for the year. In accordance with the Hong Kong Statement of Standard Accounting Practice 34 (HKSSAP 34) on 'Employee benefits' which was issued in December 2001 and took effect for accounting periods beginning on or after 1 January 2002, the retirement benefit cost of defined benefit schemes charged to the current year profit and loss account is determined by calculating the current service cost, interest cost and expected return on scheme assets in accordance with a set of actuarial assumptions and taking into account the amount of net actuarial losses required to be recognised.

The transitional assets/liabilities in respect of defined benefit schemes as of 1 January 2002, calculated by estimating the amount of future benefit that the employees have earned in return for their service in the prior periods, discounted to present value, and deducting the fair value of the scheme assets, have been recognised through a prior year adjustment. An amount of HK$189 million, being the net amount of transitional assets and liabilities, has been debited to 'Retained profits' brought forward at 1 January 2002. Accordingly, adjustments have been made to 'Other assets' to include the transitional assets of HK$53 million, and to 'Other liabilities' to include the transitional liabilities of HK$242 million.

(b) Accumulating compensated leave

In accordance with HKSSAP 34, the amount of accumulating compensated leave entitlement at the balance sheet date, which can be carried forward into future periods, should be recognised as a liability. At 31 December 2002, the accumulated paid leave entitlement of all staff members amounted to HK$139 million. The amount of HK$136 million which was accumulated prior to 1 January 2002 was accounted as a prior year adjustment to 'Retained profits' while the amount of HK$3 million accumulated during the year 2002 was charged as 'Staff costs' in the current year profit and loss account.

Accounting for long term assurance business

To reflect the value placed on Hang Seng's share of interest in the long-term assurance business of Hang Seng Life Limited (HSLL) (a company held by the bank and HSBC Insurance (Asia-Pacific) Holdings Limited in equal shareholding), Hang Seng has decided to recognise a prudent valuation of the discounted future earnings expected to emerge from business currently in force ('value of long-term assurance business' or 'embedded value') with effect from 1 January 2002. The embedded value was determined in consultation with qualified actuaries taking into account factors such as recent experience and general economic conditions.

Up to 31 October 2002, Hang Seng had been applying the equity accounting treatment in accounting for its share of HSLL's profits through 'Share of profits of associated companies'. With effect from November 2002, HSLL became a subsidiary of the bank and is consolidated in the financial statements of Hang Seng.

The amount of embedded value attributable to the periods prior to 1 January 2002 was HK$411 million and Hang Seng has recognised its 50 per cent share of HK$206 million through 'Retained profits' brought forward at 1 January 2002 and ' Investment in associated companies' in the balance sheet. The increase in embedded value of HSLL's long-term assurance business for the periods from 1 January to 31 October 2002 amounted to HK$169 million. Hang Seng has also accounted for its 50 per cent share of HK$85 million through 'Share of profits of associated companies'. The embedded value decreased by HK$6 million for the period from 1 November to 31 December 2002 and this amount has been charged against 'Underwriting profit' under 'Other operating income' after adopting the full consolidation treatment as described above.

2. Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. Property revaluation

Hang Seng's premises and investment properties were revalued by Chesterton Petty Limited, an independent professional valuer, at 30 September 2002 who confirmed that there had been no material change in valuations at 31 December 2002. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use. The basis of the valuation for investment properties was open market value. The property revaluation has resulted in a fall in Hang Seng's revaluation reserves of HK$692 million as at 31 December 2002 and a charge to the profit and loss account of HK$36 million in respect of properties where the valuation has fallen below the depreciated historical cost.

4. Market risk

Market risk is the risk that the movements in interest rates, foreign exchange rates or equity and commodity prices will result in profits or losses to Hang Seng. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accrual basis). Hang Seng's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk (VAR) limits at a portfolio level.

Hang Seng adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The model used by Hang Seng calculates VAR on a variance/covariance basis, using historical movements in market rates and prices, a 99 per cent confidence level and a 10-day holding period, and generally takes account of correlations between different markets and rates. The movement in market prices is calculated by reference to market data for the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types.

Hang Seng has obtained approval from the Hong Kong Monetary Authority (HKMA) for the use of its VAR model to calculate market risk for capital adequacy reporting. The HKMA is also satisfied with Hang Seng's market risk management process.

Hang Seng's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during the years 2002 and 2001 are shown in the tables below.


VAR
                                                                         Minimum         Maximum       Average
                                                                          during          during       for the
Figures in HK$m                                      At 31Dec02         the year        the year          year
VAR for all interest rate risk
 and foreign exchange risk                                   234              194            520           326
VAR for foreign exchange risk
 (trading)                                                     3                3              5             4
VAR for interest rate risk
- trading                                                      1               __              9             2
- accrual                                                    233              192            515           325

                                                                          Minimum        Maximum       Average
                                                                           during         during       for the
Figures in HK$m                                       At 31Dec01         the year       the year          year

VAR for all interest rate risk
 and foreign exchange risk                                   352              119            562           248
VAR for foreign exchange risk
 (trading)                                                     4                3              8             5
VAR for interest rate risk
- trading                                                      3                1             18             4
- accrual                                                    353              117            565           247

The average daily revenue earned from market risk-related treasury activities in 2002, including accrual book net interest income and funding related to dealing positions, was HK$7 million (HK$7 million for 2001). The standard deviation of these daily revenues was HK$3 million (HK$3 million for 2001). An analysis of the frequency distribution of daily revenues shows that out of 247 trading days in 2002, losses were recorded on only one day, with a loss of HK$19 million. The most frequent result was a daily revenue of between HK$4 million and HK$8 million, with 212 occurrences. The highest daily revenue was HK$33 million.


Hang Seng's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for 2002 was HK$2 million (HK$1 million for 2001).

Interest rate risk arises in both the treasury dealing portfolio and accruals books, which are managed by Treasury under limits approved by the Board of Directors. The average daily revenue earned from treasury-related interest rate activities for 2002 was HK$5 million (HK$5 million for 2001).

5. Foreign currency positions


Foreign currency exposures include those arising from dealing, non-dealing and structural positions. At 31 December 2002, the US dollar was the only currency in which Hang Seng had a non-structural foreign currency position which exceeded 10 per cent of the total net position in all foreign currencies.


Figures in HK$m                                                          At 31Dec02                At 31Dec01

US dollar non-structural position

Spot assets                                                                 173,129                   237,778
Spot liabilities                                                           (156,175 )                (206,264 )
Forward purchases                                                            35,222                    39,001
Forward sales                                                               (39,974 )                 (61,725 )
Net options positions                                                            __                         4
Net long non-structural position                                             12,202                     8,794


At 31 December 2002, Hang Seng's structural foreign currency positions, which exceeded 10 per cent of the total net structural foreign currency position in all currencies, were as follows:


Figures in HK$m                                                          At 31Dec02                At 31Dec01

Structural position
US dollar                                                                       792                       508
Renminbi                                                                         95                        __


6. Material related-party transactions

(a) Immediate holding company and fellow subsidiary companies


In 2002, Hang Seng entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions. Hang Seng participated, in its ordinary course of business, in certain structured finance deals arranged by its immediate holding company.

Hang Seng used the IT and certain processing services of and shared an automated teller machine network with its immediate holding company on a cost recovery basis. Hang Seng also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator, and acted as agent for the marketing of Mandatory Provident Fund products for a fellow subsidiary company.

The aggregate amount of income and expenses arising from these transactions during the year, the balances of amounts due to and from the relevant related parties, and the total contract sum of off-balance sheet transactions at the year-end are as follows:


Income and expenses for the year
                                                                                             Year ended 31Dec
Figures in HK$m                                                               2002                       2001

Interest income                                                               263                        443
Interest expense                                                               15                         51
Other operating income                                                         78                        169
Operating expenses                                                            570                        847

Balances at year-end

Figures in HK$m                                                          At 31Dec02                At 31Dec01

Total amount due from                                                       7,471                      8,297
Total amount due to                                                         1,615                      1,051
Total contract sum of off-balance sheet transactions                       25,558                     21,580


(b) Associated companies

Hang Seng maintained an interest-free shareholders' loan to an associated company. The balance at 31 December 2002 was HK$208 million (HK$208 million at 31 December 2001). The bank acted as agent for the marketing of life insurance products for an associated company. Total agency commissions received in 2002 amounted to HK$255 million (HK$257 million for 2001).


(c) Ultimate holding company

In 2002, no transaction was conducted with the bank's ultimate holding company (unchanged from 2001).

(d) Key management personnel

In 2002, no material transaction was conducted with key management personnel of Hang Seng and its holding companies and parties related to them (unchanged from 2001).

7. Statutory accounts

The information in this news release does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2002, which will be delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The statutory accounts comply with the module on 'Financial Disclosure by Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in November 2002. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 3 March 2003.

8. Ultimate holding company

Hang Seng Bank is an indirectly-held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

9. Register of shareholders

The Register of Shareholders of Hang Seng Bank will be closed on Wednesday, 19 March 2003 and Thursday, 20 March 2003, during which no transfer of shares can be registered. In order to qualify for the second interim dividend and special interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's Registrars, Computershare Hong Kong Investor Services Limited (formerly known as Central Registration Hong Kong Limited), Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Tuesday, 18 March 2003. The second interim dividend and the special interim dividend will be payable on Thursday, 27 March 2003 to shareholders on the Register of Shareholders of the bank on Thursday, 20 March 2003.


10. News release

Copies of this news release may be obtained from the Company Secretary Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2002 Annual Report and Accounts will be available from the same website on Monday, 3 March 2003 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2002 Annual Report will be sent to shareholders in late March 2003.


                                 HSBC USA INC.
                           2002 RESULTS - HIGHLIGHTS

* Full-year net income in 2002 increased to US$855 million compared to US$353 million in 2001. Net income in 2001 included a US$351 million after tax provision for the settlement of the Princeton Note Matter ("Princeton") and US$176 million of goodwill amortisation not included in 2002 earnings, under new US GAAP accounting rules. When 2001 is adjusted for these items, net income decreased by 3 per cent to US$855 million in 2002 from US$880 million in 2001, although net income before taxes increased by 3 per cent year on year.

* Fourth quarter net income in 2002 increased to US$228 million compared to US$152 million for the same period last year. Fourth quarter net income in 2001 included US$43 million of goodwill amortisation not included in the fourth quarter of 2002. When 2001 is adjusted for this, net income increased by 17 per cent to US$228 million in the 2002 fourth quarter from US$195 million in the same period in 2001, while pre tax income increased 27 per cent to US$369 million from US$291 million.

* Net income as a percentage of average common equity for the full-year 2002 was
12.8 per cent compared to 5.2 per cent in 2001. Adjusting 2001 for Princeton and goodwill amortisation, net income as a percentage of average common equity was
12.9 per cent.

* The cost:income ratio for 2002 was 54.6 per cent compared to 75.7 per cent in 2001. Excluding the provision for Princeton and goodwill amortisation, the cost: income ratio was 53.3 per cent in 2001.

* Tier 1 capital to risk-weighted assets was 9.4 per cent at 31 December 2002 compared to 8.3 per cent at 31 December 2001.

* Total assets under administration at 31 December 2002 were US$47.8 billion, of which US$33.3 billion were funds under management and US$14.5 billion were custody accounts.

Financial Commentary

HSBC USA Inc. reported net income of US$855 million for the year ended 31 December 2002, compared to US$353 million for the year ended 31 December 2001. Net income in 2001 included a US$351 million after tax provision for the settlement of Princeton, and US$176 million of goodwill amortisation, not included in 2002 earnings under new US GAAP accounting rules. When 2001 is adjusted for these items, net income decreased by 3 per cent to US$855 million for the year ended 31 December 2002 from US$880 million for the year ended 31 December 2001, although net income before taxes increased by 3 per cent year over year.

For the quarter ended 31 December 2002, net income totalled US$228 million compared with US$152 million for the same period last year. Fourth quarter net income in 2001 included US$43 million of goodwill amortisation not included in the fourth quarter of 2002. When 2001 is adjusted for this, net income increased by 17 per cent to US$228 million in the 2002 fourth quarter from US$195 million in the same period last year, while pre tax income increased 27 per cent to US$369 million from US$291 million.

Commenting on the results, Youssef A Nasr, Chief Executive Officer of HSBC USA Inc., said: "We are pleased with the results that we have reported today given the fact that they were achieved during a time of tough economic conditions and highly volatile securities markets. They reflect steady progress with our customer bases and we are optimistic about our continuing growth in brokerage, insurance, asset management, private banking and other fee generating businesses.

"We continue to improve the services that we provide our customers. In 2002, we aligned our US and Canadian operations to be able to provide seamless cross border banking services to our customers on either side of the border. The realignment has already provided us with a significant increase in new cross border business opportunities. During the fourth quarter, HSBC Holdings plc, our parent, acquired GFBital, one of Mexico's largest banks, and we are enthusiastic about the additional coverage this will enable us to provide to our customers across the NAFTA countries.

"In November, HSBC Holdings plc announced that it had signed an agreement to acquire Household International, Inc. Since then we have made progress with the necessary competition and regulatory filings. Subject to that process being concluded and to obtaining shareholder approvals the acquisition is expected to be completed by the end of the first quarter of this year, and should provide us with the opportunity to offer a broader range of products to customers of both HSBC and Household."

Net interest income

For the year ended 31 December 2002, net interest income increased by US$111 million, or almost 5 per cent, to US$2.4 billion. This increase reflects the impact of growth in the balance sheet, primarily residential mortgage loans, and wider interest margins in both residential mortgages and treasury investments.

Other operating income

While other operating income of US$1.1 billion was down slightly, US$36 million or 3 per cent, compared to 2001, driven by lower levels of market sensitive trading revenues, solid growth was achieved in most categories of fee based income.

Fees and commissions, including wealth management revenues, fees on deposit and cash management products, and bankcard fees, grew 16 per cent from US$607 million for the year ended 31 December 2001 to US$705 million for the year ended 31 December 2002. Brokerage revenues increased 32 per cent to US$106 million in 2002 from US$80 million in 2001 due in part to sales of annuity products and increased transaction volumes. Revenues related to the sale of annuity products increased by more than US$22 million or 71 per cent compared to 2001. Insurance revenues increased by 42 per cent to US$46 million for the year ended 31 December 2002, up from US$33 million in 2001. Over 1,500 professionals are now licensed to sell insurance and certain annuity products through the bank's retail network. Service charges also increased by almost 10 per cent to US$207 million for the year ended 31 December 2002 from US$189 million in 2001.

Difficult conditions in the capital markets prevented a recurrence of 2001's strong results in areas that are more market sensitive. Treasury trading revenues for the full-year 2002 were US$130 million, a decrease of US$136 million in 2001. Mortgage other operating income, including servicing fees net of impairment, origination gains and related hedge costs, was flat to 2001. Securities gains for the year ended 31 December 2002 were US$118 million, a decrease of US$31 million from US$149 million in the comparable period in 2001.

Operating expenses

Operating expenses decreased by 26 per cent to US$1.9 billion for the year-ended 31 December 2002 compared to US$2.5 billion in 2001. Excluding the effect of the goodwill change and Princeton, operating expenses increased by US$84 million, or 5 per cent. This included higher reserves for letters of credit and for a leveraged lease, the costs associated with the acquired Wealth and Tax Advisory Services business, and the costs of severance and certain volume driven incentive compensation programmes.

The cost:income ratio for the year ended 31 December 2002 was 54.6 per cent compared to 75.7 per cent in 2001. The ratio for 2001, put on a comparable basis by excluding the provision for Princeton and goodwill amortisation, was 53.3 per cent.

Provision for Income Taxes

The provision for income taxes was US$510 million for the full-year 2002, compared to US$226 million in the comparable period for 2001. The effective tax rate was 37.4 per cent in 2002 and 39.0 per cent in 2001. Excluding the Princeton provision and goodwill amortisation from last year's expenses, the 2001 effective tax rate was approximately 33.8 per cent.

Credit Quality and Provisions for Credit Losses

The provision for credit losses of US$195 million was US$43 million lower than in 2001, reflecting the improvement in credit quality during the latter part of 2002. Net charge-offs of US$206 million for the year ended 31 December 2002 were US$32 million lower than in 2001. The reserve to non-accrual ratio increased to
127.3 per cent at 31 December 2002 from 121.5 per cent at 31 December 2001.

Balance Sheet

Total assets of HSBC USA Inc. grew approximately 3 per cent to US$89.4 billion at 31 December 2002 compared to US$87.1 billion at 31 December 2001. Total deposits grew 5 per cent to US$59.3 billion at 31 December 2002, compared to US$56.5 billion at 31 December 2001. Total loans grew almost 7 per cent to US$43.6 billion at 31 December 2002 from US$40.9 billion at 31 December 2001.

Residential mortgage loans held in the portfolio increased, and lower margin corporate loans were reduced. HSBC Bank USA's residential mortgage business, with approximately 335,000 customers, originated US$21.2 billion in mortgages in 2002, an increase of more than 41 per cent over the US$15.0 billion originated in 2001.

Total Assets Under Administration

Total funds under management at 31 December 2002 were US$33.3 billion, up US$937 million, or almost 3 per cent from 31 December 2001, largely due to the movement of new and existing deposits to investment products. Including custody balances, assets under administration at 31 December 2002 totalled US$47.8 billion.

Capital Ratios

HSBC USA Inc.'s tier 1 capital to risk-weighted assets ratio was 9.4 per cent at 31 December 2002 compared to 8.3 per cent at 31 December 2001. Total capital to risk-weighted assets was 14.2 per cent at 31 December 2002, compared to 13.3 per cent at 31 December 2001.

As part of its strategy of providing customers with multiple choices for product and service delivery, HSBC Bank USA offers a comprehensive internet banking service. At 31 December 2002, more than 410,000 customers had registered for the service, up from approximately 275,000 at year-end 2001. The HSBC Bank USA web site, us.hsbc.com, where customers can apply for accounts, conduct financial planning and link to online services, receives approximately 49,000 visits daily. In addition, debit card usage has increased by more than 31 per cent to approximately thirty three million transactions in 2002.

About HSBC Bank USA

HSBC Bank USA has more than 410 branches in New York State, giving it the most extensive branch network in New York State. The bank also has eight branches in Florida, two in Pennsylvania, four in California and 15 in Panama.

HSBC Bank USA is the tenth largest US commercial bank ranked by assets and is a wholly-owned subsidiary of HSBC USA Inc., an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc (NYSE: HBC). Headquartered in London, and with over 8,000 offices in 80 countries and territories, the HSBC Group is one of the world's largest banking and financial services organisations.

For more information about HSBC Bank USA and its products and services visit www.us.hsbc.com.


Summary
                                                                   Quarter ended                   Year ended
Figures in US$ millions                                          31Dec02       31Dec01       31Dec02         31Dec01
Earnings
Net income                                                           228           152           855             353
Net income, excluding Princeton and goodwill
 amortisation                                                                      195                           880

Performance ratios (%)
Net income as a percentage of
 average common equity                                              13.3           8.9          12.8             5.2
Net income as a percentage of average common
 equity, excluding Princeton and goodwill
 amortisation                                                                     11.4                          12.9
Net interest margin                                                  2.8           2.7           2.7             2.7
Cost:income ratio                                                   55.7          59.8          54.6            75.7
Cost: income ratio, excluding Princeton and
 goodwill amortisation                                                            54.8                          53.3
Other operating income to total income                              29.9          30.4          30.8            32.6

Credit information
Non-accruing loans at end of period                                                              387             417
Net charge-offs                                                       74           129           206             238
Allowance available for credit losses
- Balance at end of period                                                                       493             506
- As a percentage of non-accruing loans                                                        127.3 %         121.5 %
- As a percentage of loans outstanding                                                           1.1 %           1.2 %

Average balances
Assets                                                            89,229        87,883        87,780          86,276
Loans                                                             42,792        41,935        42,054          41,441
Deposits                                                          56,758        56,452        57,576          57,430
Common equity                                                      6,785         6,765         6,700           6,834

Capital ratios (%) at end of period
Leverage ratio                                                                                   6.0             5.5
Tier 1 capital to risk-weighted assets                                                           9.4             8.3
Total capital to risk-weighted assets                                                           14.2            13.3

Assets under administration at end of period
Funds under management                                                                        33,287          32,350
Custody accounts                                                                              14,537          16,328
Total assets under administration                                                             47,824          48,678

Consolidated Statement of Income
                                                                   Quarter ended                   Year ended
Figures in US$ millions                                         31Dec02        31Dec01          31Dec02        31Dec01

Interest income
Loans                                                            624             670           2,521          2,937
Securities                                                       242             270             952          1,260
Trading assets                                                    43              41             161            217
Short-term investments                                            27              57             150            345
Other interest income                                              7               6              23             28
Total interest income                                            943           1,044           3,807          4,787
Interest expense
Deposits                                                         201             324             936          1,857
Short-term borrowings                                             54              54             232            337
Long-term debt                                                    63              71             263            328
Total interest expense                                           318             449           1,431          2,522
Net interest income                                              625             595           2,376          2,265
Provision for credit losses                                       26              95             195            238
Net interest income, after provision for credit losses           599             500           2,181          2,027
Other operating income
Trust income                                                      23              22              95             88
Service charges                                                   54              50             207            189
Mortgage banking revenue ^                                        62              56             110             79
Other fees and commissions                                       108              84             403            330
Trading revenues
- Treasury business and other                                     73              75             130            266
- Residential mortgage business related ^^                       (63 )           (52 )           (97 )          (67 )
Total trading revenues                                            10              23              33            199
Security gains (losses), net                                      (2 )             3             118            149
Other income                                                      12              21              94             62
Total other operating income                                     267             259           1,060          1,096
Total income from operations                                     866             759           3,241          3,123
Operating expenses
Salaries and employee benefits                                   279             272           1,029          1,000
Occupancy expense, net                                            42              39             156            156
Princeton note matter                                              -               -               -            575
Other expenses                                                   176             157             691            636
Operating expenses before goodwill amortisation                  497             468           1,876          2,367
Goodwill amortisation                                              -              43               -            176
Total operating expenses                                         497             511           1,876          2,543
Income before taxes and cumulative effect of
 accounting change                                               369             248           1,365            580
Applicable income tax expense                                    141              96             510            226
Income before cumulative effect of accounting
 change                                                          228             152             855            354
Cumulative effect of accounting change-
 implementation of SFAS 133                                        -               -               -             (1 )
Net income                                                       228             152             855            353


^ Mortgage banking revenue includes mortgage servicing fees, gains on sale of mortgages and fair value adjustments related to qualifying hedges (under FAS
133) of residential mortgages originated for sale.

^^ Trading revenues include the mark-to-market on non-qualifying financial instruments (under FAS 133) providing economic protection on mortgage servicing rights values and interest rate and forward sales commitments in the residential mortgage business.


Consolidated Balance Sheet
Figures in US$ millions                                          At 31Dec02            At 31Dec01
Assets
Cash and due from banks                                               2,081                 2,103
Interest bearing deposits with banks                                  1,048                 3,561
Federal funds sold and securities purchased
 under resale agreements                                              2,743                 3,745
Trading assets                                                       13,408                 9,089
Securities available for sale                                        14,694                15,268
Securities held to maturity                                           4,629                 4,651
Loans                                                                43,636                40,923
Less - allowance for credit losses                                      493                   506
Loans, net                                                           43,143                40,417

Premises and equipment                                                  726                   750
Accrued interest receivable                                             329                   417
Equity investments                                                      278                   271
Goodwill                                                              2,829                 2,842
Other assets                                                          3,518                 4,000
Total assets                                                         89,426                87,114

Liabilities
Deposits in domestic offices
- Non-interest bearing                                                5,731                 5,432
- Interest bearing                                                   34,352                31,696
Deposits in foreign offices
- Non-interest bearing                                                  398                   428
- Interest bearing                                                   18,799                18,951
Total deposits                                                       59,280                56,507

Trading account liabilities                                           7,710                 3,800
Short-term borrowings                                                 7,392                 9,202
Interest, taxes and other liabilities                                 3,422                 6,065
Subordinated long-term debt and perpetual capital
 notes                                                                2,109                 2,712
Guaranteed mandatorily redeemable securities                          1,051                   728
Other long-term debt                                                  1,065                 1,051
Total liabilities                                                    82,029                80,065

Shareholders' equity
Preferred stock                                                         500                   500
Total common shareholders' equity
- Common stock ^                                                          -                     -
- Capital surplus                                                     6,057                 6,034
- Retained earnings                                                     578                   416
- Accumulated other comprehensive income                                262                    99
Total common shareholders' equity                                     6,897                 6,549
Total shareholders' equity                                            7,397                 7,049
Total liabilities and shareholders' equity                           89,426                87,114

^ Less than $500,000.

                            CCF 2002 ANNUAL RESULTS

* CCF maintained profit growth in 2002 despite tough equity market conditions and economic uncertainty throughout the year.

* Excellent results from both the CCF retail network and the regional banking subsidiaries, with 17.7 per cent growth in operating profit before provisions.

* Operating profit before provisions from corporate and investment banking up
6.9 per cent despite prevailing economic conditions.

* Asset management and private banking revenues were affected by equity market conditions. Operating profit before provisions fell 40.3 per cent, however funds under management were up 3.1 per cent to EUR51.9 billion.

* Operating income of business managed by CCF rose 1.6 per cent, on a comparable basis (note 1), to EUR2,294 million.

* Operating profit before provisions (note 1) rose 1.6 per cent to EUR700 million.

* Net profit (note 1) rose 4.6 per cent to EUR498 million.

Comment by Charles de Croisset, Chairman:

"Once again, CCF has achieved growth in earnings despite particularly difficult market conditions. This underlines CCF's robustness, pertinent strategy and the positive impact of its integration with the HSBC Group.

"CCF's goal is to further strengthen its position as one of France's leading banks in its target markets, drawing on the resources of one of the world's largest banking and financial services groups, as well as on its own in-house talent and expertise."

Results in 2002 of business managed by CCF

Net attributable profit for 2002 was EUR562 million, an increase of 8.6 per cent compared with 2001. After adjusting for major disposals and acquisitions (note
2) made during 2001 and 2002, the results of activities managed by other HSBC Group business units, and certain exceptional items (note 3), net attributable profit from businesses managed by CCF amounted to EUR498 million, up 4.6 per cent on 2001. This was despite a fall in equity investment profits, from EUR110 million in 2001 to just EUR27 million in 2002, as a result of the stock market decline.

Operating income amounted to EUR2,294 million, up 1.6 per cent on a comparable basis, despite the adverse impact of stock market conditions on some revenues.

In this difficult climate, operating costs were kept well under control at EUR1,594 million, an increase of just 1.5 per cent compared with 1.7 per cent in 2001. This was achieved by cutting back significantly on central overheads while maintaining strategic investment in key businesses, particularly retail banking.

Consequently, operating profit before provisions rose by 1.6 per cent, to EUR700 million.

Tight control over risk led to a moderate specific provision charge of EUR68 million, giving a provisioning rate (note 4) of 0.22 per cent.

Shareholders' funds amounted to EUR3.3 billion after the year's transfer to retained earnings. Tier one capital ratio remained high at 8.2 per cent, while return on equity, calculated on the basis of average shareholders' funds after the year's transfer to retained earnings, stood at 16.7 per cent on an accounting basis (compared with 15.1 per cent in 2001) and 14.5 per cent on a comparable basis (compared with 13.9 per cent in 2001).

In light of these results, the Board is proposing a dividend of EUR7.25 per share, an increase of 29.5 per cent over 2001. The total dividend payment will be EUR537million. This, in addition to the EUR255 million share buyback made in September 2002, compares with EUR422 million dividend payments for 2001.

CCF's integration into HSBC and changes in structure

Corporate, Investment Banking and Markets has benefited fully from the integration with HSBC. This was a key strategic priority of the Group. With CCF, HSBC now ranks among the leaders in the European eurobond league tables, particularly for French and UK corporate issues. CCF has improved its position in mergers and acquisitions, and in the primary equity markets. The benefits of integration are also beginning to flow through in asset management, private banking and retail banking.

Meanwhile, CCF continued to develop its business activities and rationalise its organisational structure to improve efficiency and productivity.

In July 2002, CCF acquired 11 Banque Worms branches in France's major regional cities and, in early 2003, acquired two branches in Paris to increase its network in high growth areas. CCF also merged its two wholly-owned online brokers, Webroker and Selectbourse, with the aim of offering a direct multi-channel service to its customers.

CCF ended a number of partnerships during the year. This included the sale of its 50 per cent stake in Lixxbail to Credit Lyonnais and its holding in CCF SEI to the SEI Group.

In private banking, CCF has strengthened its position through the acquisition of HSBC Bank France and the minority interests in Banque du Louvre.

CCF has rationalised the structure of its business activities in France, and consolidated its UK activities within Charterhouse Management Services, with the aim of generating cost savings by reducing the number of separate companies in each business segment.

Retail and commercial banking

Among CCF's key activities, retail banking produced excellent results, with 6.3 per cent growth in operating income and 17.7 per cent growth in operating profit before provisions (on a comparable basis).

Both the CCF retail network (operating profit before provisions up 9.8 per cent) and the regional banking subsidiaries (operating profit before provisions up
22.7 per cent) contributed to this growth. The regional banks' operating profit before provisions has more than doubled since 1999 on a comparable basis.

Banque Hervet, which was acquired in March 2001, reported net earnings of EUR51 million (EUR36 million in 2001). The bank's 2002 net earnings represent a return on investment of 10.0 per cent in its first full year as part of the CCF group. Societe Marseillaise de Credit continued its recovery, with 25.3 per cent growth in operating profit before provisions and a cost:income ratio of 69.3 per cent, compared with 108.0 per cent in 1998 when it was acquired by CCF.

Growth in earnings was driven by an excellent commercial banking performance. The average loan book grew by 4.1 per cent compared with the previous year, and sight deposits by 8.1 per cent. Another contributory factor was a slight improvement in interest spreads. This performance reflects a dynamic commercial approach within the retail networks. They have succeeded in winning new customers due to a strengthened sales capability, the quality of CCF's multichannel offering and the success of new products developed with HSBC.

Through its integration with the HSBC Group, CCF now offers a service which is unparalleled in France today:

* Retail customers have access to an International Banking Centre dedicated to residents of more than one country, as well as HSBC Premier, a premium service providing access to branches of the Group around the world;

* Business customers have access to domestic and international business services, such as Hexagon, along with Elys.PC, which has proved highly popular since its launch.

The networks also continued to rationalise CCF's back office structures, pool their product ranges and upgrade their customer relationship management (CRM) systems, with the installation of a highly effective tool called Vision Homogene.

Corporate, Investment Banking and Markets

Corporate, Investment Banking and Markets reported 2.0 per cent growth in operating income and 6.9 per cent growth in operating profit before provisions (on a comparable basis), despite the difficult equity market conditions. The cost:income ratio for this business fell by almost 2 percentage points to 58.5 per cent. CCF's excellent performance was driven by synergies with the HSBC Group, coupled with its own dynamic approach.

Corporate banking continued to grow, with operating income up 13.2 per cent in major corporate lending and 17.9 per cent in property lending. Investments made over the past two years in international financing activities have begun to pay off in terms of new mandate flow. However, international project finance was affected by the slowdown in the world economy.

Fixed-income and forex capital market activities saw a decline of 6.1 per cent in operating income and 16.6 per cent in operating profit before provisions. Dealing performance has been affected by credit provisions which are likely to be reversed in 2003. Meanwhile CCF continued to play a crucial role in bolstering the HSBC Group's position in the euro markets generating stronger fee income. Having already improved its ranking from 22nd place in 1999 to 6th place in 2001, the Group has now moved up to 4th place in the 2002 euro corporate bonds league table.

Investment banking achieved 8.6 per cent growth in operating income and 50.7 per cent in operating profit before provisions. This performance was driven by strong growth in income from mergers and acquisitions and structured finance which were up 31.3 per cent and 19.7 per cent respectively. This was despite the generally poor market conditions. HSBC's corporate finance team in France notably managed Europe's largest initial public offering of the year, for Autoroutes du Sud de la France (ASF). This more than compensated for a 22.0 per cent contraction in revenues from equity brokerage. This area was affected by the slump in trading volumes but nonetheless performed well in equity derivatives and managed to produce a small operating profit.

Group branches in the eurozone managed by CCF (note 5) reported a 49.0 per cent increase in banking revenues, reflecting the benefits of HSBC's pan-European strategy. However, operating profit before provisions fell by 6.9 per cent due to non-recurring costs in Spain and a decline in performance from private banking in Italy.

Asset management and private banking

These business segments were hardest hit by the decline in the financial markets. However, CCF's asset management activities proved relatively resilient in this challenging climate. Operating income decreased by only 3.4 per cent and operating profit before provisions by 32.0 per cent. By contrast, assets under management increased by 12.6 per cent to EUR36.7 billion, excluding Framlington. New business amounted to EUR2.9 billion, while Group funds contributed a further EUR2.7 billion, more than offsetting a 4.4 per cent fall in asset values due to market effect. Sinopia's assets under management rose by 40.4 per cent to EUR8.4 billion. In its role as the HSBC Group's quantitative asset management specialist, Sinopia has strong potential for further growth.

HSBC Asset Management Europe increased its assets under management by 7.6 per cent to EUR26.5 billion, principally due to some excellent performances which won it Investir Magazine's gold medal for five-year performance in the retail banks category. Elysees Fonds, which specialises in employee savings schemes, enriched its range with Elyseo, a new 'Loi Fabius' product which has proved very popular.

CCF continues to reorganise its private banking activities which have suffered from adverse market conditions. Assets under management were down 14.5 per cent to EUR15.2 billion while operating income fell by 14.2 per cent and operating profit before provisions by 46.0 per cent.

In 2001, CCF contributed ownership of its private banking subsidiaries in Luxembourg, Monaco and Switzerland to HSBC Private Banking Switzerland in exchange for a 13.4 per cent holding in its capital. It has now begun to restructure its private banking activities in France. The ultimate objective is to consolidate all four French private banking subsidiaries - Eurofin, Banque du Louvre, CCF BPI and HSBC Republic France - into a single entity which will become France's leading private bank with approximately EUR11.2 billion in assets under management.

Portfolio activities

Private equity and equity investment operations, which delivered exceptionally good results in 2001, reported a significant drop in 2002. Operating profit before provisions fell from EUR143 million to EUR90 million and net profit from EUR110 million to EUR27 million. This was partly due to lower capital gains on Charterhouse's private equity portfolio and partly due to large write-downs on a few holdings, especially on insurance company stocks.

Excluding equity investment activities, operating profit before provisions rose by 11.6 per cent to EUR609 million, and net profit was up 28.7 per cent to EUR471 million.


Main items of consolidated profit and loss accounts

Published results
Figures in EUR millions                              2002            2001         % change

Operating income                                  2,337           2,456            (4.9)
Operating expenses                               (1,587)         (1,627)           (2.4)
Operating profit before provisions                  749             829            (9.6)
Net recoveries on loan losses, off-
 balance sheet, other items (note 6)                 34               1                -
Profit attributable to shareholders                 562             517              8.6


Results of business managed by CCF (note 7)

Figures in EUR millions                        2002            2001        % change      Excluding portfolio activities
                                                                                            2002         % change
Operating income                           2,294           2,259             1.6           2,199              4.2
Operating expenses                       (1,594)         (1,570)             1.5         (1,590)              1.6
Operating profit before provisions           700             688             1.6             609             11.6
Net recoveries on loan losses, off-
 balance sheet, other items (note 6)          28               3               -             28                 -
Profit attributable to shareholders          498             477             4.6            471              28.7

Analysis of figures by business lines (business managed by CCF) (note 7)

Figures in EUR millions                                             2002              2001           % change
Operating income
PFS and commercial banking                                       1,483             1,396                6.3
Corporate, investment banking and markets                          401               393                2.0
Asset management and private banking                               232               256              (9.6)
Eurozone                                                            94               100              (6.1)
Total activities                                                 2,210             2,145                3.0
Other activities and miscellaneous (note 8)                         84               114
Total                                                            2,294             2,259                1.6

Operating profit before provisions
PFS and commercial banking                                         435               369               17.7
Corporate, investment banking and markets                          166               156                6.9
Asset management and private banking                                31                52             (40.3)
Eurozone                                                            31                33              (6.9)
Total activities                                                   663               609                8.7
Other activities and miscellaneous (note 8)                         37                79
Total                                                              700               688                1.6

Note 1: See note ^ on page 7.

Note 2: See note ^ on page 7.

Note 3: Principally capital gains on intra-group disposals, restructuring costs and provisions for liability commitments made to employees of certain subsidiaries.

Note 4: Not including Societe Marseillaise de Credit and Banque Hervet. See note ^^ on page 7.

Note 5: CCF branches in Belgium, HSBC Bank plc branches in France, Spain, Italy, Belgium and the Netherlands.

Note 6: See note ^^ on page 7.

Note 7: See note ^ on page 7.

Note 8: Portfolio activities return on free capital, miscellaneous items.


^Unless otherwise stated, all figures refer to results of businesses managed by CCF. The principal adjustments to the published results are as follows:

* Integration of HSBC's eurozone branches (Spain, Italy, Belgium and the Netherlands), which have been managed by CCF since the end of 2000;

* Exclusion of results of UK businesses managed directly by HSBC (notably Framlington).

The figures have been restated in order to integrate:

* the many changes in the scope of businesses managed by CCF in 2002 (acquisition of Banque Worms branches, disposal of Lixxbail and CCF SEI, acquisition of minority shareholders of Banque du Louvre, acquisition of HSBC Bank France SA ) and in 2001 (acquisition of Banque Hervet and a holding in HSBC Private Banking Switzerland, disposal of Credit International d'Egypte, transfer of CCF Brazil, several private banking subsidiaries, and various businesses in the UK to other HSBC entities);

* some exceptional items (mainly capital gains and losses on the transfers mentioned, along with restructuring costs and provisions on contractual commitments granted to some subsidiaries' employees).

^^In 2002, as in 2001, net provisions for loan losses were reduced by provision recoveries, mainly in respect of country risk provisions and recoveries of loan loss provisions in Societe Marseillaise de Credit and in Banque Hervet, which led to a positive contribution to earnings. Excluding these items, loan provisions were EUR68 million, representing a provisioning rate of
0.22 per cent.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  March 3, 2003